EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459


02057664

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE

September 9, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 2
Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	English translation of report, including Unaudited Consolidated Financial Statements prepared in accordance with U.S. GAAP and Management's Discussion and Analysis of the Unaudited Consolidated Financial statements, filed with the *Superintendencia de Valores y Seguros* (SVS) in Chile for the second quarter ended June 30, 2002	3

THIS REPORT IS COMPOSED OF AN ENGLISH TRANSLATION OF, AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, THE REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE FOR THE SECOND QUARTER ENDED JUNE 30, 2002.

TABLE OF CONTENTS

		Page
-	Unaudited consolidated balance sheets as of June 30, 2001 and 2002	1
-	Unaudited consolidated statements of income and comprehensive income for each of the periods ended June 30, 2001 and 2002	2
-	Unaudited consolidated statements of changes in shareholders' equity for each of the periods ended June 30, 2000, 2001 and 2002	3
-	Unaudited consolidated statements of cash flows for each of the periods ended June 30, 2001, and 2002	4
-	Notes to the unaudited consolidated financial statements	5
-	Management's discussion and analysis of unaudited consolidated financial statements	34

THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (US GAAP) AND, UNLESS OTHERWISE INDICATED, FIGURES ARE IN Ch$ AS OF JUNE 30, 2002. THE OBSERVED RATE OF EXCHANGE ON SUCH DATE WAS US$ 1.00 = Ch$ 688.05

UNAUDITED CONSOLIDATED BALANCE SHEETS

Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of June 30, 2002 and in millions of United States dollars (except number of shares and per-share amounts)

	Notes	*June 30,* 2001 Ch$	2002 Ch$	2002 US$
ASSETS				
***CURRENT ASSETS*:**				
Cash and cash equivalents		158,531	111,487	162.0
Marketable securities	3(a)	39,073	77,953	113.3
Accounts and notes receivable, net	3(b)	178,636	190,568	277.0
Due from related companies	6(a)	10,997	19,154	27.8
Inventories, net	3(c)	30,633	24,541	35.7
Deferred income taxes	3(k)	73,931	52,152	75.8
Telephone service accrued but not yet billed	1 (p)	86,075	82,995	120.6
Provisional tax payment, net		41,200	17,162	24.9
Other current assets	3(d)	98,549	58,623	85.2
Total current assets		**717,625**	**634,635**	**922.3**
PROPERTY, PLANT AND EQUIPMENT, NET	**3(e)**	**2,076,017**	**1,942,052**	**2,822.5**
GOODWILL, NET	**3(g)**	**209,447**	**204,080**	**296.6**
OTHER ASSETS, NET	**3(f)**	**126,716**	**146,115**	**212.4**
TOTAL ASSETS		**3,129,805**	**2,926,882**	**4,253.8**
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Bank borrowings	3(I)	21,785	34,246	49.8
Current maturities of long-term debt	3(I)	217,197	209,578	304.6
Accounts payable and accrued liabilities	3(h)	190,631	208,749	303.4
Due to related companies	6(a)	51,496	16,478	23.9
Other		7,103	7,861	11.4
Total current liabilities		**488,212**	**476,912**	**693.1**
***LONG-TERM LIABILITIES*:**				
Bank borrowings	3(I)	668,316	455,347	661.8
Long-term debt	3(I)	591,257	576,167	837.4
Accrued severance indemnities		21,215	35,377	51.4
Due to related companies	6(b)	7,394	22,897	33.2
Deferred income taxes	3(k)	194,401	198,841	289.0
Total long-term liabilities		**1,482,583**	**1,288,629**	**1,872.8**
MINORITY INTEREST		**37,746**	**36,628**	**53.2**
COMMITMENTS AND CONTINGENCIES	8	-	-	-
SHAREHOLDER'S EQUITY:				
Common Stock:				
No par value shares Authorized fully paid and outstanding (2000 and 2001: 873,995,447 Series A and 83,161,638 Series B)	5(a)	818,210	818,210	1,189.2
Accumulated other comprehensive loss		(7,276)	(9,496)	(13.8)
Retained earnings		310,330	315,999	459.3
Total shareholders' equity		**1,121,264**	**1,124,713**	**1,634.7**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**3,129,805**	**2,926,882**	**4.253.8**

The accomopanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of June 30, 2002 and in millions of United States dollars (except number of shares and per-share amounts)

	Notes	*For the six-month periods ended June 30,* 2001 ChS	2002 ChS	2002 US$
OPERATING REVENUES:				
Fixed telephony		204,826	181,695	264.1
Long distance service		37,763	36,077	52.4
Mobile communications		88,388	96,486	140.2
Corporate customer communications		32,433	38,778	56.4
Information systems services		52,321	42,552	61.8
Other various services		24,989	24,742	36.0
Total operating revenues		**440,720**	**420,330**	**610.9**
OPERATING COSTS AND EXPENSES:				
Operating salaries and related costs		47,668	44,655	64.9
Depreciation		125,818	130,445	189.6
Cost of long distance service and interconnections		22,334	28,888	42.0
Provision for doubtful accounts		11,638	10,089	14.7
Cost of telecommunications equipment sold		35,389	18,298	26.6
Cost of systems development		11,340	10,670	15.5
Third-party contracts		28,574	21,576	31.3
Various rental costs		5,658	8,935	13.0
Materials		2,336	3,269	4.8
Other operating costs	2(a)	48,304	17,342	25.2
Administrative and selling costs		65,682	66,272	96.3
Total operating costs and expenses		**404,741**	**360,449**	**524.0**
Operating income		**35,979**	**59,881**	**86.9**
OTHER INCOME (EXPENSES):				
Interest income		7,529	6,689	9.7
Interest expense, net of capitalized interest		(48,911)	(33,180)	(48.2)
Monetary correction		(318)	(12,614)	(18.3)
Other, net	2(b)	(1,289)	328	0.5
Total other expenses, net		**(42,989)**	**(38,777)**	**(56.3)**
Income (loss) before income tax		**(7,010)**	21,104	**30.6**
Income tax	2(c)	(3,616)	(10,124)	(14.7)
Minority interest		(2,404)	(597)	(0.9)
Net income (loss)		**(13,030)**	**10,383**	**15.1**
OTHER COMPREHENSIVE INCOME:				
Translation adjustment		(88)	24	0.0
Unrealized holdings gains (losses) on available-for sale securities, net of tax		(4,484)	(4,093)	(5.9)
Comprehensive income (loss)		**(17,602)**	**6,290**	**9.2**
Basic earnings (losses) per common share	5(b)	(13.61)	11.47	(0.02)
Diluted earning (losses) per common share	5(b)	(13.61)	11.47	(0.02)
Weighted average number of shares outstanding	5(b)	957,157,085	957,157,085	957,157,085

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of June 30, 2002 and in millions of United States dollars (except number of shares and per-share amounts)

	Outstanding Number of shares				*Accumulated other comprehensive income*		
	Series A	*Series B*	*Common Stock Ch$*	*Retained Earnings Ch$*	*Unrealized gain (loss) on decurities Ch$*	*Foreign currency translation adjustmens Ch$*	*Total Shareholders' Equity Ch$*
Balance as of December 31, 1999	873,995,447	83,161,638	810,210	450,259	-	566	1,269,305
Dividends	-	-	-	-	-	-	-
Translation adjustment	-	-	-	-	-	(91)	(91)
Net loss for the year	-	-	-	(13,379)	-	-	(13,379)
Balance as of June 30, 2000	**873,995,447**	**83,161,638**	**810,210**	**437,150**	**-**	**475**	**1,255,835**
Balance as of December 31, 2000	873,995,447	83,161,638	810,210	323,360	(3,579)	875	1,138,866
Translation adjustment	-	-	-	-	-	(88)	(88)
Unrealized holding loss on available for sale securities, net of tax	-	-	-	-	(4,484)	-	(4,484)
Net loss for the year	-	-	-	(13,030)	-	-	(13,030)
Balance as of June 30, 2001	**873,995,447**	**83,161,638**	**818,210**	**310,330**	**(8,063)**	**787**	**1,121,264**
Balance as of December 31, 2001	873,995,447	83,161,638	810,210	306,016	(6,917)	1,490	1,118,799
Dividends declared	-	-	-	(400)	-	-	(400)
Translation adjustment	-	-	-	-	-	24	24
Unrealized holding loss on available for sale securities, net of tax	-	-	-	-	(4,093)	-	(4,093)
Net loss for the year	-	-	-	10,383	-	-	10,383
Balance June 30, 2002	**873,995,447**	**83,161,638**	**810,210**	**315,999**	**(11,010)**	**1,514**	**1,124,713**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of June 30, 2002 and in millions of United States dollars (except number of shares and per-share amounts)

	Notes	2001 ChS	2002 ChS	2002 US$
OPERATING ACTIVITIES				
Net loss		(13,030)	10,383	15.1
Adjustment to reconcile net income (loss) to net cash provided				
By operating activities:				
Depreciation and amortization		125,818	130,445	189.6
Provision for severance indemnities		2,716	3,782	5.5
Deferred income taxes	2	(1,885)	4,538	6.6
Monetary correction		318	12,614	18.3
Provision for obsolescence		1,592	390	0.6
Other provisions for personnel benefits		4,110	3,543	5.1
(Gain)/ loss on Sale of investments		-	(2,309)	(3.4)
(Gain)/ Loss on Sale of property, plant and equipment		(6)	310	0.5
Non-invoiced provisioned services		(4,375)	(9,856)	(14.3)
Allowance for doubtful accounts		11,638	10,089	14.7
Amortization of goodwill		7,557	-	-
Provision for tax recovery		-	-	-
Income tax provision		5,499	5,518	8.0
Provision for interest expenses		1,522	2,687	3.9
Provision lower value of equipment		(11,717)	-	-
Minority interest		(2,404)	(597)	(0.9)
Other, net		(3,064)	(11,471)	(16.7)
Changes in assets and liabilities:				
Accounts Receivable		(5,470)	3,741	5.4
Inventories		(5,075)	7,559	11.0
Other current assets		9,529	(4,016)	(5.8)
Accounts payable and accrued liabilities		(11,051)	(40,477)	(58.8)
Payment of severance indemnities		(23,583)	(186)	(0.3)
Interest payable		4,779	1,571	2.3
Other accounts payable related to non-operating results		(6,825)	(9,450)	(13.7)
Total adjustments		**99,623**	**108,425**	**157.6**
Net cash provided by operating activities		**86,593**	**118,808**	**172.7**
INVESTING ACTIVITIES:				
Additions to property, plant and equipment		(49,063)	(36,854)	(53.6)
Acquisitions of business, net of cash acquired		(1,345)	(1,809)	(2.6)
Proceeds from sales of investments in related companies		-	26	0.0
Sale of property, plant and equipment		-	529	0.8
Purchases marketable securities		-	(625)	(0.9)
Disposals marketable securities		2,940	10,456	15.2
Investment expenses		(435)	(1,176)	(1.7)
Investment revenues		579	4,545	6.6
Net cash used in investing activities		**(47,324)**	**(24,908)**	**(36.2)**
FINANCING ACTIVITIES:				
Increase in bank borrowings and debentures		25,781	15,505	22.5
Repayment of long-term debt		(34,154)	(70,718)	(102.8)
Repayment of loan from related company		(4,345)	(9,838)	(14.3)
Dividends paid		(1,360)	(1,235)	(1.8)
Expenses from debenture placement		-	-	-
Other, net		339	(987)	(1.4)
Net cash provided by (used in) financing activities		**(13,739)**	**(67,273)**	**(97.8)**
Net (decrease) increase in cash and cash equivalents		**25,530**	**26,627**	**38.6**
Cash and cash equivalents beginning of year		133,001	84,860	123.3
Cash and cash equivalents at end of year		**158,531**	**111,487**	**161.9**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Adjusted for general price-level changes and expressed in millions of constant Chilean pesos as of March 31, 2002 and in millions of United States dollars (except per-share amounts and as otherwise noted)

Description of Business:

Compañía de Telecomunicaciones de Chile S.A. (herein referred to as "Telefónica CTC Chile" or the "Company") is a corporation organized under the Chilean Corporations Law. Telefónica CTC Chile was incorporated on November 18, 1930 and has a duration through August 10, 2068. The Company provides a broad range of telecommunication and other services throughout Chile, including local service and domestic and international long distance service, mobile telephony, paging and trunking services, and other services provided to carriers. The Company is regulated by the Chilean Superintendency of Securities and Insurance (the "SVS") and the Chilean Undersecretary of Telecommunications. Telefónica CTC Chile is a reporting company under the United States Securities and Exchange Act of 1934.

1. Summary of Significant Accounting Policies:

(a) Basis of presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

(b) Basis of consolidation: The consolidated financial statements include the accounts of Compañía de Telecomunicaciones de Chile S.A. (herein referred to as "Telefónica CTC Chile" or the "Company") and its majority-owned subsidiaries. All significant transactions and balances among the consolidated companies have been eliminated in consolidation. Compañía de Telecomunicaciones de Chile S.A. operates under the name of Telefónica CTC Chile.

Investments in more than 20% but less than 50%-owned companies are accounted for under the equity method. Investments which are 20%- or less owned are accounted for under the cost method.

1. __Summary of Significant Accounting Policies__, continued:

As of June 30, 2001 and 2002, the consolidated group (the "Company") consists of Telefónica CTC Chile and the subsidiaries noted in the table below in which the Company controls over 50% of the voting shares.

Company name	Percentage participation as of June 30,			
	2001	2002		
	Total	Direct	Indirect	Total
CTC Isapre S.A.	99.99	99.99	-	99.99
CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	99.99	-	99.99
CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	99.16	99.16	-	99.16
Telefonica Gestión de Servicios Compartidos Chile S.A. (1)	-	99.90	0.09	99.99
CTC Internacional S.A.	100.00	100.00	-	100.00
Telefónica Móvil S.A.	99.99	99.99	-	99.99
Fundación Telefónica Chile	50.00	50.00	-	50.00
Globus 120 S.A.	99.99	99.99	-	99.99
Telefónica Empresas CTC Chile S.A.	99.99	99.99	-	99.99
Telemergencia S.A.	-	99.67	0.32	99.99
Administradora de Telepeajes de Chile S.A.	63.99	-	79.99	79.99
Comunicaciones Mundiales S.A.	99.65	-	99.65	99.65
Telefónica Data Chile S.A.	99.99	-	99.99	99.99
Comunicaciones Empresariales S.A.	99.99	-	99.99	99.99
Tecnonáutica S.A.	99.99	-	99.99	99.99
Infochile S.A.	99.99	-	99.99	99.99
Portal de Pagos e Información S.A.	99.99	-	99.99	99.99
Infoera S.A.	99.99	-	99.99	99.99
Sociedad Nacional de Procesamiento de Datos S.A. (Sonda S.A.) (1)	59.99	-	59.99	59.99

(1) Includes certain majority owned subsidiaries not presented herein.

***(c) Regulation**:* Telefónica CTC Chile provides telecommunications services in Chile and, therefore, is subject to the regulatory control of the Chilean Undersecretary of Telecommunications. Maximum tariff rates for regulated services are determined by a joint decree of the Ministry of Transport and Telecommunications and the Ministry of Economics for five-year periods by applying an economic model that is predicated on certain assumptions as to cost, efficiency and growth of a hypothetical company providing only regulated services, based on a rate of return commensurate with the actual regulated company's market cost of capital. Although changes in rates for services are computed by using this model, Telefónica CTC Chile's real rate of return is not fixed, and thus, can outperform or underperform the model. Accordingly, U.S. accounting standards that relate to an operation whose rates are regulated on the basis of its actual costs generally are not applicable to these financial statements.

(d) Constant currency restatement: All amounts in the financial statements and notes are expressed in constant Chilean pesos as of June 30, 2002, unless otherwise stated. The financial statements have been price-level restated in order to reflect the effect of changes on the purchasing power of the Chilean currency. The inclusion price-level restatement in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. All non-monetary assets and liabilities and income statement amounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to period-end.

1. Summary of Significant Accounting Policies, continued:

(d) Constant currency restatement, continued:

The purchasing power gain included in income reflects the effect of Chilean inflation on the monetary liabilities owed by Telefónica CTC Chile during each period, net of the loss resulting from the effect of inflation on monetary assets held.

Prior period financial statements and information presented for comparative purposes have been updated to June 30, 2002 constant Chilean pesos. The updating is required to make such statements and information comparable to current information. It does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos as of June 30, 2002.

The price-level restatements referred to above, and the updating of prior period financial statements, are based on the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction.

The values of the Chilean consumer price index are as follows:

	Index	*Change since Previous June 31*
		%
December 31, 2000	106.94	2.1
June 30, 2001	108.50	3.6
December 31, 2001	109.76	1.2
June 30, 2002	110.63	2.0

The values of the Chilean consumer price index for price-level restatement purposes are as follows:

	Index	*Change since Previous November 30*
		%
November 30, 2000	106.82	4.7
May 31, 2001	108.44	1.5
November 30, 2001	110.10	3.1
May 31, 2002	110.77	0.6

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(e) Foreign currency: Assets and liabilities denominated in foreign currencies are translated into Chilean pesos at rates of exchange reported by the Central Bank of Chile at the end of the period. The related transaction gains and losses are reflected in net income. Rates of exchange reported by the Central Bank of Chile for the following foreign currency are as follows (historical pesos per unit of foreign currency):

	As of June 30,	
	2001	*2002*
	Ch$	*Ch$*
U.S. Dollar	629.0	688.05
Pound Sterling	888.92	1,052.71
German Marks (1)	273.15	-
Euro	534.23	681.91
Spanish Peseta (1)	3.21	-
Japanese Yen	5.04	5.75

(1) Beginning January 1, 2002 these currencies are converted to the Euro

2. ***Summary of Significant Accounting Policies, continued:***

(f) ***Indexation:*** Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of accounts. The principal index-linked unit used in Chile is the *Unidad de Fomento* ("UF"), which changes daily to reflect the changes in the Chilean consumer price index. Some of Telefónica CTC Chile's short-term investments and much of its long-term debt are denominated in UFs. As Telefónica CTC Chile's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation. Values for the UF are as follows (historical pesos per UF):

	Ch$
December 31, 2000	15,769.92
June 30, 2001	15,602.32
December 31, 2001	16,262.66
June 30, 2002	16,355.20

(g) ***Cash equivalents:*** Bank time deposits and cash securities that have a ready market and an original maturity of 90 days or less are considered cash equivalents.

(h) ***Marketable securities:*** Marketable securities include Chilean government debt securities, repurchase agreements with banks and investments in shares of less than 20% owned companies, which are classified as held-to-maturity, trading or available-for-sale, as defined in statement of financial accounting standards No. 115. Unrealized holding gains and losses on available-for-sale are included in "Comprehensive income (loss)" less applicable taxes.

(i) ***Inventories:*** Consumable supplies are stated at average cost. Telecommunications equipment held for sale is stated at the lower of weighted average cost or net realizable value value.

(j) ***Property, plant and equipment:*** Property, plant and equipment are carried at cost less accumulated depreciation. Gains or losses on disposal of property, plant and equipment are recognized in the period of disposal and are included in "Other income".

Costs of maintenance and repairs are expensed as incurred unless such costs increase the useful life or productivity of the related assets, in which case the costs are capitalized when incurred. The interest cost on debt directly or indirectly related to construction of projects is capitalized during the period of construction.

Capital lease assets are recorded at present value, which is calculated using the contracted monthly installments plus the purchase option at the interest rate implicit in the respective contract. The related obligation is included in "Current maturities of long-term debt" and "Long-term debt" in the Balance Sheets, net of deferred interest costs. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

The Company continually reviews long lived assets to evaluate whether changes have occurred that would suggest that such assets may be impaired based on the estimated undiscounted cash flows over their remaining recoverable period. If this review indicates that the remaining estimated useful life requires revision or that the full balance is not recoverable, the carrying amount of the long lived assets is reduced by the estimated shortfall of cash flows on a discounted basis.

1. Summary of Significant Accounting Policies, continued:

k) Depreciation: Depreciation on assets owned and assets acquired under capital leases are computed using the straight-line method over the related assets' estimated useful lives. The depreciation rates employed have been approved by the Undersecretary of Telecommunications and are summarized as follows:

	Range of Rates
Buildings	1% to 4%
Central exchange equipment	8.33% to 10%
Subscriber's equipment	5% to 14.28%
External plant	2.5% to 8.33%
Office furniture and equipment	10% to 20%
Other	10% to 20%

(l) Goodwill: Goodwill is determined based on the excess of the purchase price over the estimated fair value of net identifiable assets and liabilities acquired at the effective acquisition date. Goodwill originated in the purchase of consolidated subsidiaries is amortized on a straight-line basis over periods of 10 to 20 years, depending on the underlying economic facts. Subsequent to its acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

(m) Vacation liability: Telefónica CTC Chile accrues the liability for future compensation to employees for vacations vested during the year.

(n) Income tax: Telefónica CTC Chile recognizes in its financial statements the effect of the temporary differences that arise from different treatment of certain items for tax and financial reporting (See note 2c).

(o) Revenue recognition: Revenues include income from contract fees and services rendered but not billed at each period end, which have been valued at contracted rates existing at each respective period end. Amounts for services rendered not billed are included in current assets in "Telephone service accrued but not yet billed". Service revenue from cellular operations for prepaid and contract customer includes local subscriber revenue and outcollect roaming revenues accrued based on minutes of traffic.

(p) Derivatives:

Previously, gains and losses on foreign currency exchange contracts and hedged liabilities were recognized in income. Other types of contracts and embedded contract features were not required to be recorded at fair value on the balance sheet with Changes in fair value reported in income. Forward foreign exchange contracts were valued at the closing spot exchange rate of each balance sheet date, with the initial discount or premium being amortized over the life of the contract. Differences between interest income and interest expense on interest rate swaps transactions were recorded in net income in the period that such differences originated.

Beginning January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133" (collectively "SFAS 133"), which establishes comprehensive accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Standard requires that all derivative instruments be recorded in the balance sheet at fair value. However, the accounting for changes in fair value of the derivative instrument depends on whether the derivative instrument qualifies as a hedge. The standards also require formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged.

(p) Derivatives: continued

The Company records its swap agreements at their estimated fair value and forward contracts between the U.S. dollar or Euro and the Chilean peso are valued at the fair value based on the forward exchange rate. The initial premium or discount on these contracts is deferred and included in determining net income over the life of the contract. In the event that the term of the forward contract calls for multiple settlements within the term of such contract, the portion of a premium or discount is amortized over the term preceding such settlement. Under the previous accounting standard, forward contracts were also recorded at fair value as they were considered operational in nature, and did not qualify for hedge accounting treatment.

While the Company enters into derivatives for the purpose of mitigating its global interest and foreign currency risks, these operations do not meet the requirements to qualify for hedge accounting under U.S. GAAP. Therefore changes in the respective fair values of all derivative instruments are reported in earnings when they occur.

Certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value. The Company separately measures embedded derivatives as freestanding derivative instruments at their estimated fair values, recognizing changes in earnings when they occur.

Previously, the Company did not record derivative instruments at fair value and implicit or explicit terms in contracts were not assessed to evaluate the need for separation from the host contract.

(q) Computer software: The costs of computer software purchased by Telefónica CTC Chile are deferred and amortized using the straight-line method over four years.

(r) Advertising Cost: The costs of advertising are charged to income in the year in which they are incurred. These costs amounted to Ch$13,293 and Ch$11,478 for the six-month periods ending June 30, 2001 and 2002 respectively.

(s) Reclassifications: Certain reclassifications have been made to prior year balances to conform to the current year presentation.

2. Income Statement Information:

	For the six-month periods ended June 30,	
	2001	*2002*
	Ch$	*Ch$*
(a) Other operating costs:		
Medical service	3,211	2,691
Phone directory printing	1,360	2,389
Advisors and fees	794	625
Ticket fares and travel expenses	632	556
Electric power	2,289	2,536
Amortization of goodwill	7,557	-
Insurances	581	495
Transport expenses	293	566
Costs of corporate restructuring (1)	18,608	-
Amortization of bond placement payments	839	889
Severance and provisions	153	1,743
Difference in traffic valuation	3,189	
Amortization and assets write off	1,612	761
Other	7,186	4,091
Total	**48,304**	**17,342**
(b) Other income (expenses), net:		
Gain (loss) from investments in related companies	(616)	(280)
Miscellaneous, net	(673)	608
Total	**(1,289)**	**328**

1. This amount includes the difference between the current value of the provision for severance indemnities and the amount of severance payments made to retired employees, as well as additional severance payments made to personnel that voluntarily joined an early retirement plan.

(c) income taxes and deferred taxes	*For the six-month periods ended June 30,*	
	2001	*2002*
	Ch$	*Ch$*
Income tax:		
Current	5,499	5,518
Deferred	(1,883)	4,606
Total	**3,616**	**10,124**

Significant temporary differences arise from the fact that certain items are treated differently for tax and financial reporting purposes, primarily accelerated depreciation, severance indemnities, provisions, capitalization of interest, tax losses and others.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

2. *Income Statement Information, continued:*

During 2001, the corporate income tax rate was increased in Chile. The new tax rates are discussed in Note 3k. Taxes at the Chilean statutory corporate rate are reconciled to Telefónica CTC Chile's effective tax rate as follows:

	For the six-month periods ended June 30,	
	2001	*2002*
	Ch$	*Ch$*
Tax provision (benefit) at statutory Chilean tax rates	(1,052)	(3,312)
Permanent differences between accounting and tax bases:		
Price-level restatement not accepted for tax purposes	2,390	1,180
Dividends received		1,388
Amortization of goodwill	1,104	1,028
Effect of tax rate increase		(128)
Effect of differences between ChGAAP and U.S. GAAP	(4,566)	(2,206)
Permanent differences, principally price level restatement	(918)	(64)
Other	(574)	(8,010)
Income tax expense	**(3,616)**	**(10,124)**
	%	**%**
Effective tax rate	**(52)**	**49**

(1) Although the corporate income tax rate in effect under Chilean law remained at 16.0% , the tax rate recorded by Telefónica CTC Chile in 2002 was 0.0% due to taxable losses recorded in 2002.

(2) Although Telefónica CTC Chile recorded taxable losses during 2001 and 2002, certain of Telefónica CTC Chile's subsidiaries recorded taxable income thus giving rise to provisions for income taxes.

3. Balance Sheet Information:

(a) Marketable securities

Marketable securities as of each year-end are as follows:

	For the six-month periods ended June 30,	
	2001	*2002*
	Ch$	*Ch$*
Marketable securities:		
Cost plus accrued indexation and interest	44,.319	89,352
Adjustment to fair value	100	408
Unrealized loss on securities held as available for sale	(5,346)	(11,807)
Fair value	**39,073**	**77,953**

The Company classifies marketable securities as available for sale securities as defined in Statement of Financial Accounting Standards No. 115. The unrealized loss on these securities is included in "Other comprehensive income". Of the unrealized loss as of June 30, 2001 and 2002, Ch$5,232 and Ch$11.656 relate to a loss on shares of Terra Networks S.A. which have no maturity. The maturities of marketable securities are the following as of June 30, 2002:

Year of Maturity	*Amount* *Ch$*
2002	-
2003	-
2004	6,503
2005	49,891
No contractual maturity	21,559
Total	77,953

3. <u>Balance Sheet Information</u>, continued:

(b) . Accounts and notes receivable, net

Accounts and notes receivable as of each year-end are as follows:

	For the six-month periods ended June 30,	
	2001	***2002***
	Ch$	***Ch$***
Accounts and notes receivable:		
Trade accounts	195,392	237,753
Trade notes	11,427	12,065
Due from employees	14,053	10,662
Prepaid customs duties	-	604
Accounts receivable from Metrópolis Intercom	8,603	1,474
Allowance for doubtful accounts and notes	(65,573)	(81,432)
Other accounts and notes receivable	14,734	9,442
Accounts and notes receivable, net	**178,636**	**190,568**

(c) Inventories, net

Inventories as of each year-end include the following:

	For the six-month periods ended June 30,	
	2001	***2002***
	Ch$	***Ch$***
Inventories:		
Equipment for sale	22,984	9,296
Consumable supplies	10,909	16,915
Allowance for obsolescence	(3,260)	(1,670)
Total	**30,633**	**24,541**

(d) Other current assets

Other current assets as of each year-end are the following:

	For the six-month periods ended June 30,	
	2001	***2002***
	Ch$	***Ch$***
Other current assets:		
Forward exchange contract receivables	59,862	20,146
Prepaid expenses	10,187	9,664
Cellular equipment	1,960	4,174
Advanced union bonus payments	3,178	-
Suppliers advances	3,360	2,944
Phone books and yellow pages	215	7,928
Prepaid customs duties	1,521	-
Deferred financial charges	1,781	1,599
Other current assets	16,485	12,168
Total	**98,549**	**58,623**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. Balance Sheet Information, continued:

(e) Property, plant and equipment, net

Property, plant and equipment as of each year-end are the following:

	For the six-month periods ended June 30,	
	2001	***2002***
	Ch$	***Ch$***
Property, plant and equipment:		
Land	28,819	29,207
Building	197,803	197,235
Telephone plant and equipment:		
Central exchanges	1,347,397	1,413,998
External plant	1,338,545	1,339,700
Subscribers' equipment	481,954	455,869
Office furniture and equipment	94,676	121,252
Construction in progress (1)	233,860	182,274
Other property, plant and equipment	65,778	58,454
Sub-total	**3,788,832**	**3,797,989**
Accumulated depreciation	(1,712,815)	(1,855,937)
Property,plant and equipment, net	**2,076,017**	**1,942,052**

(1) Interest expense capitalized on construction of plant and equipment totaled Ch$14,480 and Ch$6,660 for the six-month periods ended June 30, 2001, and 2002, respectively.

	For the six-month periods ended June 30,	
	2001	***2002***
	Ch$	***Ch$***
Assets recorded under capital leases included in property, plant and equipment		
Cost	29,551	11,647
Accumulated depreciation	(14,522)	(3,957)
Total, net	**15,029**	**7,690**

3. Balance Sheet Information, continued:

(f) Other assets, net

Other assets as of each year-end are the following:

	For the six-month periods ended June 30,	
	2001	*2002*
	Ch$	*Ch$*
Other assets:		
Long-term receivables:		
Trade (loans at an interest rate of 4% per annum plus adjustment for inflation) (1)	6,594	5,718
Non-trade	17,922	18,342
Exchange insurance	13,514	5,278
Employees (loans at an interest rate of 2% per annum plus adjustment for inflation) (1)	2,259	2,458
Deferred prior-service cost of severance indemnities (See note 7)	8,430	6,874
Deferred charge for change in discount rate of severance indemnities (See note 7)	1,497	720
Unamortized expenses on debentures issued	8,336	7,107
Unamortized expenses on loan agreements	1,326	720
Computer software	25,417	51,497
Investments in related companies	12,955	13,699
Investments in other companies	680	699
Submarine cables use rights	13,086	16,738
Prepaid rent (electric post)	3,725	1,912
Deferred union contract bonus (Net)	-	-
Suppliers advances	2,692	5,645
Commercial projects under development	4,827	3,482
Other assets	3,456	5,226
Total	**126,716**	**146,115**

(1) Accrued interest receivable of long-term trade and employee receivables is recorded in Trade Notes and Due From Employees in Accounts and Notes Receivable.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. Balance Sheet Information, continued

(g) Goodwill, net

Goodwill related to investments made in companies which have been consolidated totaled Ch$249,202 in 2001 and Ch$252,348 in 2002 with accumulated amortization amounts of Ch$39,755 and Ch$48,268 as of June 30, 2001 and 2002, respectively. Amortization of goodwill amounted to Ch$7,556 for the six-month periods ended June 30, 2001, Goodwill accounted for during 2001 resulted primarily from the following investments:

On June 29, 2001, Telefónica CTC Chile contributed Ch$2,898, equivalent to 3,209,203 shares representing the 28.84% of Atento Chile S.A. Such contribution was materialized through the contribution of fixed assets, cash, and 2,135,024 shares of CTC-Marketing e Información S.A. owned by Telefónica CTC Chile. This transaction originated goodwill in the amount of Ch$571 for Telefónica CTC Chile.

On October 19, 2001 Telefónica Empresas S.A. acquired 40% of Administradora de Telepeajes de Chile S.A., which the subsidiary Sonda S.A. previously owned, for Ch$ 95, creating goodwill of Ch$ 95.

(h) Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities as of each year-end are the following:

	For the six-month periods ended June 30,	
	2001	***2002***
	Ch$	***Ch$***
Accounts payable and accrued liabilities:		
Trade accounts and notes	161,405	185,526
Dividends	245	605
Salaries	28,981	22,618
Total	**190,631**	**208,749**

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

3. Balance Sheet Information, continued:

(i) Bank borrowings

Short-term and long-term bank borrowings and long-term debt as of each year-end are the following:

	For the six-month periods ended June 30,	
	2001	*2002*
	Ch$	*Ch$*
Short-term bank borrowings:		
Bank borrowings, interest rates of 2.47% to 5.0% in 2002 and 3.92% to 7.0% in 2001	21,785	34,246
Total Short-term bank borrowings	**21,785**	**34,246**
Current maturities of long-term bank borrowing and debt:		
UF bank loans, interest rates of 1.5% to 5.39% in 2002 and 4.53% to 6.16% in 2001	33,791	16,068
US$ bank loans, interest rates of 2.19% to 8.37% in 2002 and 4.88% to 8.10% in 2001	140,207	152,051
Euro bank loans, interest rate of 6.07% in 2001	44	-
DM bank loans, interest rate of 6.25% in 2001	350	-
UF debentures maturing through 2020, interest rates of 5.50% to 6.75% in 2002 and 5.50% to 6.75% in 2001	23,781	23,617
US$ debentures (Yankee Bonds), interest rates of 7.625% to 8.375% in 2002 and 2001	9,818	10,511
Euro debentures, interest rate of 5.375% in 2002 and 2001	5,264	5,908
Other	3,942	1,423
Total Current maturities of long-term bank borrowing and debt:	**217,197**	**209,578**
Long-term bank borrowings:		
UF bank loans, interest rates of 1.57% in 2002 with 4.53% to 6.16% in 2001, maturing through 2005	93,866	58,143
US$ bank loans, interest rates of 2.57% to 3.06% in 2002 and 4.88% to 8.10% in 2001, maturing through 2006	487,106	397,157
Euro bank loans, interest rate of 6.07% in 2001	87,344	-
Ch$ bank loans, interest rate of 11.75% in 2002 and 2001, maturing through 2003	-	47
Total long-term bank borrowings:	**668,316**	**455,347**
Long-term debt:		
UF debentures maturing through 2020 with interest rates of 5.50% to 6.75% in 2002 and 2001.	177,950	157,635
US$ debentures (Yankee Bonds), interest rates of 7.625% to 8.375% in 2001 and 2000, maturing through 2006	256,882	275,048
Euro debentures, interest rate of 5.375% in 2001 and 2000, maturing through 2004	109,071	122,678
UF capital leases, interest rates of 7.85% to 11.50%, maturing through 2004	6,363	4,513
Deferred customs duties	5,988	-
Foreign exchange forwards contract liabilities	27,383	9,824
Other	7,620	6,469
Total long-term debt:	**591,257**	**576,167**
Subtotal	**1,259,573**	**1,031,514**
Total long-term bank borrowings and long-term debt	**1,476,770**	**1,241,092**

3. Balance Sheet Information, continued:

(j) Bank borrowings, continued

The following payments of bank borrowings and long-term debt, including capital leases and current maturities, are scheduled to be paid during each of the periods indicated:

	Capital Leases	*Other*	*Total*
	Ch$	*Ch$*	*Ch$*
2002 (including accrued interest)	1,162	208,416	209,578
2003	1,175	190,414	191,589
2004	1,087	272,734	273,821
2005	1,017	178,186	179,203
2006	1,289	285,555	286,844
2007 and thereafter	2,773	97,284	100,057
Total	**8,503**	**1,232,589**	**1,241,092**

The present value as of June 30, 2002 of net short and long-term minimum lease payments totaled Ch$835 and Ch$5,927, respectively. The imputed interest totals Ch$1,741.

(k) Deferred income taxes

On September 28, 2001, the Chilean corporate income tax rate was increased from the current level of 15% to 16% for 2002, 16.5% for 2003, and 17% for 2004 and thereafter. As of June 30, 2002, the deferred tax balances include the rate increases.

The components of net deferred income taxes as of each year-end are as follows:

	For the six-month periods ended June 30,			
	2001		***2002***	
	Current Asset	***Long-term Liability***	***Current Asset***	***Long-term Liability***
	Ch$	***Ch$***	***Ch$***	***Ch$***
Depreciation	-	189,015	-	199,896
Severance indemnities	-	6,660	-	6,777
Provisions	17,268	-	13,243	
Capitalization of interest	-	(1,274)	-	1,282
Tax losses (1)	51,373	-	36,095	(13,938)
Others	5,290	-	2,814	4,824
Total	**73,931**	**194,401**	**52,152**	**198,841**

(1) Under the current Chilean law, tax losses can be carried forward indefinitely.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

4. Supplementary Cash Flow Information:

	For the six-month periods	*ended June 30 ,*
	2001	***2002***
	Ch$	***Ch$***
Interest paid (net of amounts capitalized)	47,369	34,196
Income taxes paid	3,056	3,992
Plant and equipment acquired by assuming directly related long-term debt or entering into capital leases	269	129

5. Shareholders' Equity

(a) Common stock: Telefónica CTC Chile's capital is represented by no-par-value shares divided into two series (Series A and Series B). The rights of both series of shares are identical, except that the Series A shareholders as a class appoint nine directors and the Series B shareholders as a class appoint one director.

(b) Earnings per share: Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share during any period is calculated assuming that the convertible debentures had been converted at the beginning of the period, after adjusting net income for interest accrued on the convertible debt, net of income taxes. During 1999, 2000 and 2001, there were no convertible securities, warrants or similar instruments convertible into common stock outstanding.

(c) Placement of shares on international markets: On July 27, 1990, Telefónica CTC Chile issued 110,488,729 Series A shares in the international markets. Telefónica CTC Chile listed these shares on the New York Stock Exchange in the form of American Depositary Shares (ADSs) evidenced by American Depositary Receipts (ADRs). At the time the ADR program was established, each ADS represented 17 Series A shares of Telefónica CTC Chile. Effective January 2, 1997, this ratio was changed to 4 Series A shares of Telefónica CTC Chile per ADS.

(d) Dividends: In accordance with Chilean law, dividends may only be paid out of earned income as determined in accordance with accounting principles generally accepted in Chile ("Ch GAAP"). Such principles differ from US GAAP. As of June 30, 2002, retained earnings determined under US GAAP were Ch$126,286 lower than retained earnings determined under Ch GAAP.

Unless the General Shareholders' Meeting resolves otherwise by the unanimous vote of all the issued shares, Chilean law requires that Telefónica CTC Chile distribute as cash dividends at least 30% of the net income of the preceding year, as determined in accordance with Ch GAAP.

As a consequence of net losses generated by the Company for the fiscal year 1999 in accordance with Chilean GAAP, the annual shareholders meeting held on March 15, 2000, approved charging to retained earnings the interim dividend previously paid in August 1999. Previously, on October 25, 1999 and December 16, 1999, the Board of Directors of the Company had approved the suspension of the second and third interim dividends to be paid in November 1999 and February 2000, respectively. The Company agreed not to distribute any additional dividends on 1999 results. Regarding fiscal year 2000, on July 26, 2000 and October 26, 2000, the Board of Directors of the Company approved the suspension of payment of the first and second interim dividend due to be paid in August 2000 and in November 2000, respectively due to the financial results of the Company. On January 31, 2001, the board of directors approved the suspension of the third interim dividend which was to be paid in February 2001. On April 26, 2001 the annual General Shareholders' meeting approved the suspension of the final dividend for fiscal year 2000 due to the net losses of the Company for that year.

5. Shareholders' Equity, continued

(d) Dividends: continued.

Regarding fiscal year 2001, on April 26, 2001 the Ordinary General Shareholders' Meeting determined that it was the intention of the Company's Board of Directors to distribute approximately 30% of the Company's net income determined in accordance with Chilean GAAP through the payment of three interim dividends in the months of August and November 2001 and February 2002, and to propose at the Annual General Shareholders' Meeting the payment of a final dividend, payable in May 2002.

On July 25, 2001, October 24, 2001 and January 10, 2002 Telefónica CTC Chile's Board of Directors agreed to cancel the first, second and third interim dividend payments of 2001, which would have had to be paid in August and November 2001 and February 2002, respectively. The cancellation was based on the accumulated loss in the first nine moths of this year 2001.

On April 5, 2002, Telefónica CTC Chile held its Annual Ordinary Shareholders Meeting at which the Company announced its dividend policy for 2002. The dividend policy for 2002 contemplates to distribute, at least, 30% (same percentage as the minimum required by law) of the Company's net income for 2002 - in accordance with Chilean GAAP -, by paying a single dividend in May 2003, which will be proposed to the corresponding ordinary shareholder's meeting. The Company's shareholders approved the payment of a final dividend which represents 30% of the Company's net income for fiscal year 2001 and was paid by the Company in May 2002. Considering the amount of shares fully subscribed and paid as of December 31, 2001, this final dividend amounts to Ch$1,233. The dividend has been accrued in the accompanying financial statements.

6. Related party transactions:

In the ordinary course of its business, the Company engages in a variety of transactions with its affiliates, primarily for transfer of assets and purchases of goods and services that may also be provided by other suppliers. All these transactions are carried out at arm's-length negotiated prices.

6. Related party transactions, continued

Current related party balances:

		As of and for the periods ended June 30,						
		Balances receivable (current)		Balances payable (current)			(Income) Expense	
Related Party	Nature of Transaction	2001 Ch$	2002 Ch$	2001 Ch$	2002 Ch$	2000 Ch$	2001 Ch$	2002 Ch$
Telefónica Internacional de Chile S.A.	Coordination agreement	7	-	255	255	254	254	254
Telefónica Internacional de Chile S.A.	Interest on long-term loan at LIBOR plus 110 bps	-	-	34,726	-	2,164	1,161	458
Telefónica de España S.A.	Long distance correspondence agreement	736	720	-	-	(1,963)	-	(5)
Impresora y Comercial Publiguías S.A.	Invoicing and collection of advertising in telephone directory and income from the participation in such sales	1,718	1,547	3,032	8,718	(10,897)	(10,703)	1,281
Buenaventura S.A.	Rental of mobile communications facilities	-	-	-	-	320		
Atento Chile S.A.	Current account	3,323	824	7,004	4,838	3,259	6,298	7,658
Metrópolis-Intercom S.A.	Transfer of transmisión rights and sale assets	-	-	-	-	(6,961)	-	-
Emergia Chile S.A.	Delivery of services	-	938	-	-	-	-	329
Unisel Chile S.A.	Information systems services	22	48	407	333	(49)	-	(6)
Datadec	Information systems services	5	50	-	-	(4)	-	
Terra Networks España S.A.	Current account agreement (1)	220	-	-	-	-	-	(32)
Orden S.A.	Information systems services	68	75		4	(6)		(2)
Orden Gestión S.A.	Information systems services		77	-	-	(57)		(3)
Inversiones Pacífico S.A.	Acquisition of 60% of Sonda (Balance due) (2)	-	-	4,059	-	722	432	-
Tecnópolis Comercial	Information systems services	216	-	-	-	-	-	-
Unisel Argentina S.A.	Information systems services	9	1	6	-	(7)		(4)
Terra NetworksChile S.A.	Current account agreement	3,806	2,569	1,664	1,788	1,856		(366)
Telsys S.A.	Information systems services	-	-	-	-		-	-
Telemedic S.A.	Information systems services	-	-	-	-	-	-	-
Payrroll S.A.	Information systems services	-	-	4	4	-	-	
Westhan Trade Co Ltda.	Information systems services		32	135	331	-	-	-
Sonda Mexico	Information systems services				-	-	-	-
Orden Integración Ltda.	Information systems services		5		19			(26)
Teléfonica Procesos Tec. De Información.	Delivery of services	-	11,278	-	-	-	-	(403)
Orden Salud	Delivery of services	-	-	-	-	-	-	(7)
Compañía de Procesos y Servs. CPS S.A.	Delivery of services	-		-	-	-	-	-
SBS Ltda.	Delivery of services	603	522	-	-	-	-	-
Other	-	264	468	204	188	(324)	19	(137)
Total		**10,997**	**19,154**	**51,496**	**16,478**	**(11,693)**	**(2,539)**	**8,989**

6. Related party transactions, continued

Long-term related party balances:

1. The Company owns 2,984,986 shares, or an 1.1% equity interest in Terra, a subsidiary of the Telefónica Group. Until October 4, 2009, Terra has the right of first refusal with respect to any transfer of the Company's Terra shares.
2. On January 11, 1999, Telefónica CTC Chile acquired 60% of the outstanding equity of Sonda for the Chilean peso equivalent of US$126 (historic value). Telefónica CTC Chile paid the peso equivalent of US$ 91, US$ 7 and US$ 28 in 1999, 2000 and 2001, respectively per the purchase loan agreement.

7. Employees:

(a) Employee Benefits: Employee pension and health insurance benefits are provided by independent pension funds and health-insurance companies, which are funded by employees' contributions. Telefónica CTC Chile has no responsibility as an employer to make payments under these plans, other than to withhold amounts from employees' salaries. One of Telefónica CTC Chile's subsidiaries is a health-insurance company which provides health insurance to the majority of the employees of Telefónica CTC Chile and other related companies that have voluntarily elected to use this insurance carrier.

Substantially all of Telefónica CTC Chile's employees have the right to receive an indemnity in the event of voluntary or involuntary severance of employment. The severance indemnity is generally equal to 40 days' remuneration for each year of service, computed at the latest salary level. As permitted by law, in certain cases Telefónica CTC Chile prepaid part of the future severance indemnities. The difference between the prepaid amount and the present value of such future obligations prepaid amounts were charged to income. The effect of such charges on all periods presented was not significant.

Termination indemnity employee benefits have been accounted for in accordance with SFAS No. 87 consistent with that of a defined benefit pension plan, measuring the liability by projecting the future expected severance payments using an assumed salary progression rate net of inflation adjustments, mortality and turnover assumptions, and discounting the resulting amounts to their present value using real interest rates.

The related prior-service costs that arose when the current severance indemnity plans were created together with the effect of updating the discount rate from 8% to 7% in 1993, are recorded as deferred assets and charged to income using the straight-line method over the estimated average remaining service period of the employees.

(b) Corporate Restructuring and Activity Value Analysis Project: On October 14, 1999, Telefónica CTC Chile announced a new organizational structure aimed at increasing efficiency within the Company. The new organizational structure is composed of three different units and is intended to facilitate the decision-making process in order to provide timely and effective services and solutions to customers. This structure includes (i) a management center, which defines the corporate strategic objectives; (ii) business units, which are comprised of subsidiaries and business areas, including network services and information systems; and (iii) a central services unit which brings together the operative support units for administrative activities.

7. Employees, continued:

In addition, in November 1999, the Company completed its activity value analysis project, which began during the second quarter of 1999. The purpose of this project was to evaluate the costs and productivity of the following areas of Telefónica CTC Chile's operations: administration, network management and maintenance, repairs, sales, customer service, collections and finance. The completion of this project resulted in the elimination or alteration of certain business activities of the Company, which in turn led to the downsizing of approximately 385 employees in 1999, including 31 executives (primarily managers and department heads). The Company also terminated its contractual relationships with several of its independent contractors. In total, the Company's headcount was reduced by 1,381 and 1,060 employees for 1999 and 2000, respectively, due to early retirement plans, voluntary resignations and other reasons. These amounts include the 717 and 512 employees for 1999 and 2000, respectively, who accepted early retirement plans offered by the Company during the year. In addition, during the months of January and February 2001, and as part of the corporate restructuring process, the Company implemented a new early retirement plan which was accepted by 54 employees.

During the month of June 2001, the Company carried out a headcount reduction process which involved 1,608 employees of Telefónica CTC Chile and its subsidiaries. This process together with the early retirement plan implemented in early 2001, originated charges to income from severance payments and other costs for a total amount of Ch$18,519 during the first half of 2001. This headcount reduction process is part of a broad business restructuring with the objective of achieving a better competitive positioning and increased efficiency that would allow the Company to partly compensate for the losses recorded in the last two years.

8. Commitments and Contingencies:

(a) Claims and lawsuits: Unless expressly stated otherwise in this section, the amounts of judgments and claims for damages, as stated in Chilean pesos, do not include readjustment for inflation, interest or other costs that may be required at final judgment. When a judgment or claim is stated in a readjusting unit of currency, such as UF, no further inflation readjustment is required

Protempore Ltda. Since 1994, Telefónica CTC Chile has contracted with Protempore Ltda. ("Protempore") for temporary personnel services. Towards the end of 1997, Chilean labor authorities discovered that approximately 200 of Protempore's employees were working for Protempore without a formal contract. This led the labor authorities to fine Telefónica CTC Chile and placed Telefónica CTC Chile at risk of having to undertake additional obligations with respect to the employees, such as funding their pensions and benefits. Telefónica CTC Chile considers Protempore to be in violation of the contract for temporary personnel services, and has sued for its termination. Protempore has also sued for termination of the contract, and is seeking damages from Telefónica CTC Chile in the amount of Ch$7,886. No judgment has been rendered on these claims.

VTR Telefónica. On June 30, 2000, VTR Telefónica S.A. presented a claim as part of an ordinary lawsuit related with access charge payments in the amount of Ch$2,500 (US$4.6 historic) based on differences from the time access charges were reduced as a result of the new tariff decree. Currently, this lawsuit is in the debate stage provided under Chilean law.

Other Claims. Telefónica CTC Chile is also party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described above will significantly affect Telefónica CTC Chile's results of operations, financial position and cashflows, although no assurance can be given to such effect. Accordingly, Telefónica CTC Chile has not established a provision for these lawsuits.

(b) Debt covenants: The financial covenants contained in the Company's syndicated credit agreements are as follows:

The Company's interest coverage ratio for the four consecutive fiscal quarters as of the end of each fiscal quarter shall not be less than 3.00 to 1.00 times the consolidated EBITDA over the consolidated net interest expenses;

The Company's cash flow ratio as of the end of each fiscal quarter shall not be less than (i) from and including January 1, 2000 to and including June 30, 2000, 0.15 to 1.00 times the consolidated adjusted cash flow over the consolidated debt, and (ii) on and after July 1, 2000, 0.166 to 1.00 times the consolidated adjusted cash flow over the consolidated debt; and

8. Commitments and Contingencies, continued:

The Company's leverage ratio as of the last day of each fiscal quarter shall not be more than 1.60 to 1.00 times the total consolidated liabilities over the total shareholders' capital.

Such ratios are calculated based on financial statements according to Chilean GAAP. As of June 30, 2002, Telefónica CTC Chile was in compliance with all debt covenants.

(c) Derivatives and other foreign exchange contracts:

Exchange rate forward contracts:

In order to reduce the impact of exchange rate fluctuations on its foreign currency-denominated debt, Telefónica CTC Chile has entered into forward contracts for the purchase of foreign currencies. As of June 30, 2002, the assets and its corresponding liabilities resulting from these contracts were as follows:

Currency	Asset	Currency	Liability	Net Asset (Liability)
	Ch$		Ch$	Ch$
US$	487,828	UF	432,788	55,040
US$	312,925	UF	323,659	(10,734)
Euro	54,553	US$	53,906	647
US$	30,274	Ch$	30,369	(95)

Telefónica CTC Chile's risk is the replacement cost, at current market value, of the transactions in the event of default by counterparties. Management believes that the risk of incurring such losses is remote and that any losses would be immaterial, although no assurance can be given to this effect.

Cross-currency interest rate swap:

In order to reduce the impact of Euro/US$ exchange rate fluctuations, Telefónica CTC Chile has entered into a cross-currency interest rate swap for the purchase of foreign currency. As of June 30, 2002, the assets and corresponding liabilities resulting from this contract were as follows:

Currency	Asset	Currency	Liability	Net Asset (Liability)
	Ch$		Ch$	Ch$
Euro	68,191	US$	76,725	(8,534)

Telefónica CTC Chile accounts for these contracts (Cross currency interest rate swap and Exchange rate forward contracts) at the market quoted future rate (in US$, UF and Euro). The right is held as an asset and the obligation is held as a liability. At the end of each period these amounts are netted and the remaining amount is classified either as an asset or a liability.

Interest rate swap and collar contracts:

As of June 30, 2002 Telefónica CTC Chile had entered into zero cost collar contracts for US$ 578.0. These contracts are at rates ranging from 4.17% to 7.00%.

The net effect in income for such contracts was a gain of Ch$ 54,656 in 2001 and Ch$ 27,145 in 2002.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

8. Commitments and Contingencies, continued:

(d) Concentration of credit risk: Telefónica CTC Chile invests its temporary excess cash principally in notes issued by the Central Bank of Chile, which are purchased in the secondary market. No losses have been incurred relating to the credit risk of these investments. Concentration of credit risk with respect to trade accounts and notes receivables is limited, due to the large number of customers comprising Telefónica CTC Chile's customer base.

9. Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

(a) Cash and cash equivalents, marketable securities, other currents assets, accounts payable and accrued liabilities and other long term debt: The carrying amount approximates fair value because of the short period of time between the origination of the instruments and their expected realization.

(b) Accounts and notes receivable (net), other assets (long-term), current maturities of long-term debt, bank borrowings (long-term) and long-term debt: The fair value was estimated based on the discounted value of future cash flows expected to be received, considering a current discount rate that reflects the relative risks involved.

(c) Finantial Derivatives Instruments (long-term): In accordance with SFAS 133, as of June 30, 2001 foreign exchange forward contracts are accounted for at fair value. Fair value is estimated based on a market based future foreign exchange-rate according to the length of the contract. Prior to SFAS 133, such contracts were not accounted for at the spot foreign exchange rate as of period end.

The estimated fair values of Telefónica CTC Chile's financial instruments are as follows:

	June 30,			
	2001		*2002*	
	Carrying Amount Ch$	*Fair Value Ch$*	*Carrying Amount Ch$*	*Fair Value Ch$*
Assets:				
Cash and cash equivalents	158,531	158,531	111,487	111,487
Marketable securities	39,073	39,073	77,953	77,953
Accounts and notes receivable (net) and other	178,636	178,636	190,568	190,568
Other current assets (1)	98,549	98,099	58,623	58,623
Other assets (long-term) (2)	126,716	123,880	146,115	142,764
Liabilities:				
Current maturities of long-term debt	217,197	216,216	209,578	208,867
Accounts payable and accrued liabilities (3)	190,631	190,631	208,749	208,749
Foreign exchange forward contracts (long-term) (4)	27,383	27,383	9,824	9,824
Bank borrowings (long-term)and long-term debt	1,232,190	1,176,917	1,021,690	999,114

(1) Includes repurchase agreements, net current foreign exchange forward contract receivables and other receivables.
(2) Includes net long-term foreign exchange forward contract receivables .
(3) Includes foreign exchange forward contract payables (net) in 2001and 2002, and interest rate collar contract receivables.
(4) Includes net long-term foreign exchange insurance contract payables and revenues to be deferred in the long-term.

10. Information by Segment:

Telefónica CTC Chile discloses segment information in accordance with SFAS N°131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the Chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company presents segment information in accordance with Chilean GAAP, which is used by management for internal reporting and decision-making purposes. The Chilean GAAP presentation is reconciled to U.S. GAAP, which is the basis under which the financial statements are presented. The Company manages and measures the performance of its operations by business segment. The internally reported operating segments are as follows:

Fixed Telephony
Fixed Telephony services include Primary Service, line connections and installations, value-added services, terminal equipment marketing, directory advertising and dedicated lines. Consistent with the financial statements, revenue is recognized as services are rendered.

Long Distance
The Company provides domestic and international long distance services. The long distance business segment also rents its long distance network to other telecom operators, such as long distance carriers, mobile telephony operators and Internet service providers. Consistent with the financial statements, revenue is recognized as services are rendered.

Information Systems Services
The Information Systems Services segment generates revenues by providing systems integration services and products, as well as information systems platforms. The services it provides include outsourcing, network management, hardware and software maintenance, development of information systems solutions and software applications, consulting and training services. Consistent with the financial statements, revenue is recognized as services are rendered.

Mobile Communications
Total mobile communications revenues include revenues from outgoing mobile traffic and mobile equipment sales, CPP interconnection revenues and revenues from other mobile services, such as paging, trunking and mobile data transmission. Handset and activation fee revenue is recognized at time of sale. Fees for cellular service are recognized monthly as services are provided, which includes a month-end estimate for cut-off purposes for contract services provided but not yet billed. Prepaid card revenues are recognized at time of sale.

Corporate Customer Communications and Data
Corporate customer communications service includes revenues from the sale and rental of telecommunications equipment and the sale of networks to corporate customers, the rental of networks associated with private network projects of corporate customers, and data transmission services. Revenue is recognized as the service is rendered or at the point of sale.

Other
Other services principally include public telephone services and interconnection services provided to other local networks. Revenue is recognized as services are rendered.

As the financial information used to measure the performance of the Company is prepared in Chilean GAAP, this information is not directly comparable with the information in these financial statements which is prepared in accordance with U.S. GAAP. The principal differences in accounting policies between the segmental information and the financial statements are the following:

- Derivatives are accounted for at fair value in these financial statements. No fair value adjustment is made in segmental information.

- Staff severance indemnities are valued using an actuarial method in the financial statements. The segmental information provides for the severance liability based on the severance cost that would exist if all employees remain with the Company until retirement, discounted to the balance sheet date.

10. Information by Segment: continued

• The difference between the sales price of a cellular handset and its higher cost is amortized over a period of two years for sales in 1999 and 2000 and over one year for sales in 2001 of handsets to customers purchasing a service contract. The difference is amortized over a period of one year for sales in 1999 and 2000 and over six months for sales in 2001 of handsets to customers paying for the service in advance. In the financial statements under U.S. GAAP, the difference is recognized at the point of sale.

• As deferred taxes were not recognized in the segmental information prior to January 1, 2000, the effect of deferred taxes prior to this date is being recognized in the estimated reversal period of these deferred taxes. No such effect is required in the financial statements as deferred taxes were accounted for prior to January 1, 2000

Relevant information concerning Telefónica CTC Chile and its principal subsidiaries, which represent different segments, together with information regarding other subsidiaries is as follows:

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

10. Information by Segment, continued:

	Amounts presented in Chilean GAAP									
As of and for the six-month periods ended June 30, 2001	**Fixed Telephony**	**Long Distance**	**Information Systems Services**	**Mobile Communications**	**Corporate Customer Comm. and data**	**Other Subsidiaries**	**Eliminations**	**Chile GAAP CTC Consolidated**	**U.S. GAAP adjustments & reclassifications**	**U.S. GAAP**
Operating revenues	**226,438**	**50,416**	**68,448**	**93,162**	**47,658**	**30,003**	**75,405**	**440,720**	-	**440,720**
Revenues	204,826	34,256	52,321	88,388	32,433	26,537	(1,959)	440,720	-	440,720
Intercompany transactions	21,613	16,160	16,127	4,774	15,224	3,467	77,365	-	-	-
Operating expenses	**(194,295)**	**(30,730)**	**(60,702)**	**(108,549)**	**(41,357)**	**(26,442)**	**(78,344)**	**(383,730)**	**(21,011)**	**(404,741)**
Salaries	(35,690)	(3,298)	(16,469)	(6,279)	(8,074)	(1,591)	(18,323)	(53,078)	5,410	(47,668)
Services	(41,627)	(15,685)	(28,919)	(76,246)	(12,691)	(11,516)	20,299	(206,983)	(24,272)	(231,255)
Depreciation	(80,385)	(4,275)	(9,298)	(20,894)	(4,703)	(4,323)	(209)	(123,669)	(2,149)	(125,818)
Intercompany transactions	(36,594)	(7,472)	(6,016)	(5,129)	(15,888)	(9,011)	(80,111)	-	-	-
Operating income, net	**32,143**	**19,686**	**7,746**	**(15,387)**	**6,301**	**3,562**	**(2,939)**	**56,990**	**(21,011)**	**35,979**
Non-operating income	**6,927**	**348**	**1,758**	**465**	**211**	**565**	516	**9,756**	**(2,227)**	**7,529**
Financial income	6,569	261	871	251	39	21	482	7,529	-	7,529
Other non-operating income	358	87	886	214	171	544	34	2,227	(2,227)	0
Non-operating expenses	**(69,994)**	**(6,294)**	**(1,714)**	**(5,550)**	**(886)**	**(2,715)**	(300)	**(86,853)**	**36,653**	**(50,200)**
Financial expenses	(44,049)	(239)	(1,168)	(60)	(255)	(753)	(340)	(46,183)	(2,728)	(48,911)
Other non-operating expenses	(25,945)	(6,055)	(546)	(5,490)	(631)	(1,962)	40	(40,670)	39,381	(1,289)
Price-level restatement	**1,603**	**(467)**	**(345)**	**1,310**	**417**	**149**	**12**	**2,655**	**(2,973)**	**(318)**
Intercompany transactions	**10,115**	**(1,195)**	**873**	**(5,290)**	**(271)**	**(1,485)**	**2,747**		-	-
Non-operating income, net	**(51,348)**	**(7,609)**	**571**	**(9,065)**	**(529)**	**(3,487)**	**2,974**	**(74,442)**	**31,453**	**(42,989)**
Income (loss) before income taxes	**(19,205)**	**12,077**	**8,317**	**(24,452)**	**5,772**	**75**	**36**	**(17,452)**	**10,442**	**(7,010)**
Income taxes	(3,953)	(1,529)	(2,617)	3,784	(322)	(603)	(66)	(5,174)	1,558	(3,616)
Minority interest	-	(85)	(2,284)	-	-	(5)	30	(2,404)		(2,404)
Net (loss) income	**(23,159)**	**10,464**	**3,417**	**(20,668)**	**5,450**	**(533)**	-	**(25,030)**	**12,000**	**(13,030)**
TOTAL ASSETS										
Total Assets	2,877,602	350,109	137,742	445,507	210,733	89,133	(1,017,187)	3,093,637	36,168	3,129,805
Intercompany transactions	375,058	87,052	5,540	2,226	22,672	33,016	(514,522)	10,997	-	10,997
	2,502,544	263,057	132,202	443,281	188,106	56,115	502,665	3,082,640	36,168	3,118,808
CAPITAL EXPENDITURES	10,933	3,453	748	86,641	2,235	3,589	67,241	40,358	8,705	49,063
DEPRECIATION AND AMORTIZATION	80,385	4,275	9,298	20,894	4,703	4,323	209	123,669	2,149	125,818
CAPITALIZED INTEREST	4,772	-	-	2,875	-	-	-	7,647	6,833	14,480

10. Information by Segment, continued:

As of and for the six-month periods ended June 30, 2002	Amounts presented in Chilean GAAP									
	Fixed Telephony	**Long Distance**	**Information Systems Services**	**Mobile Communications**	**Corporate Customer Comm. and data**	**Other Subsidiaries**	**Eliminations**	**Chile GAAP CTC Consolidated**	**U.S. GAAP adjustments and reclassifications**	**U.S. GAAP**
Operating income	**205,363**	**47,505**	**43,221**	**100,174**	56,569	34,273	66,775	420,330	-	420,330
Revenues	181,695	34,646	42,522	96,486	38,778	24,771	(1,432)	420,330	-	420,330
Intercompany transactions	23,668	12,859	699	3,688	17,791	9,502	68,207	-	-	-
Operating expenses	**(180,928)**	(30,366)	(41,950)	(92,989)	(47,057)	(31,947)	(69,098)	(356,139)	(4,310)	(360,449)
Salaries	(26,587)	(3,086)	(13,794)	(6,588)	(7,468)	(3,778)	(18,305)	(42,996)	(1,659)	(44,655)
Services	(41,045)	(16,155)	(23,556)	(57,606)	(14,903)	(11,855)	19,748	(184,868)	(481)	(185,349)
Depreciation	(85,274)	(4,630)	(4,471)	(23,603)	(5,147)	(5,162)	(12)	(128,275)	(2,170)	(130,445)
Intercompany transactions	(28,022)	(6,495)	(129)	(5,192)	(19,539)	(11,152)	(70,529)	-	-	-
Operating income, net	**24,435**	**17,139**	**1,271**	**7,185**	**9,512**	**2,326**	**(2,323)**	**64,191**	**(4,310)**	**59,881**
Non-operating income	**6,680**	**361**	**3,398**	**380**	**256**	**995**	(430)	**12,500**	**(5,811)**	**6,689**
Financial income	5,182	115	981	201	170	4	(36)	6,689	-	6,689
Other non-operating income	1,498	246	2,417	179	86	991	(394)	5,811	(5,811)	-
Non-operating expenses	**(48,615)**	**(4.757)**	**(1,300)**	**1,763**	**(389)**	**(2,483)**	**428**	**(56,209)**	**23,357**	(32,852)
Financial expenses	(38,569)	(160)	(594)	2,057	(227)	(323)	36	(37,852)	4,672	(33,180)
Other non-operating expenses	(10,046)	(4,597)	(706)	(294)	(162)	(2,160)	392	(18,357)	18,685	328
Price-level restatement	**(4,737)**	**(11)**	**(1,581)**	**372**	**377**	**55**	(2)	**(5,523)**	**(7,091)**	**(12,614)**
Intercompany transactions	**12,053**	**(1,136)**	-	**(7,141)**	**(38)**	**(1,414)**	**2,324**	-	-	-
Non-operating income, net	**(34,619)**	**(5,543)**	**517**	**(4,626)**	206	**(2,847)**	**2,320**	**(49,232)**	**10,455**	**(38,777)**
Income (loss) before income taxes	**(10,184)**	**11,596**	**1,788**	**2,559**	**9,718**	**(521)**	**(3)**	**14,959**	**6,145**	**21,104**
Income taxes	(8,085)	(2,028)	(789)	(492)	(947)	(683)	-	(13,024)	2900	(10,124)
Minority interest		(76)	(555)	-	-	35	3	(599)	2	(597)
Net (loss) income	**(18,269)**	**9,492**	**444**	**2,067**	**8,771**	**(1,169)**	-	**1,336**	**9,047**	**10,383**
TOTAL ASSETS										
Total Assets	2,758,794	309,361	109,207	404,436	212,625	77,274	(960,257)	2,911,440	15,442	2,926,882
Intercompany transactions	415,791	20,545	2,161	6,466	27,764	20,751	(474,324)	19,154		19,154
	2,343,003	288,816	107,046	397,970	184,861	56,523	485,933	2,892,286	(2,892,286)	-
CAPITAL EXPENDITURES	13,793	388	695	9,337	4,838	4,482		33,533	3,321	36,854
DEPRECIATION AND AMORTIZATION	85,635	4,293	4,471	23,603	5,166	5,442	(335)	128,275	2,170	130,445
CAPITALIZED INTEREST	2,485	-	-	2,347	-	-	-	4,832	1,828	6,660

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

11. Subsequent Events:

Collective bargaining 2002:

During the second quarter 2002, the Company carry out a collective bargaining process which involves the non executives employees of Telefónica CTC Chile and its subsidiaries, excluding Sonda S.A.

As of June 30, 2002 the Company has reached an agreement with 1,330 employees, reaching 331 new agreements before that date with other employees, totaling 1,661. However, since July , 2002 until the close of this report, 3,445 employees were in strike.

As of July 29, 2002 after 28 days of strike, the unions, which represent a group of 3,445 employees, end the strike by invoking Article 369 of the Chilean Labor Law. This Article allows the employees to freeze the conditions of the previous labor contracts for a period of 18 months.

Lawsuit presented by VTR Telefónica S.A.:

As of July 11, 2002, an initial court ruling condemned CTC to pay the access charges for the use of VTR's network from October 31, 1999 as of the date of notification of the sentence. The amount is $2,203 million plus the amount to be due during the trial procedure (VTR considers that the total amount would be US$10 million). Additionally, the decision accepted that CTC must be compensated for the access charges owed to CTC by VTR over the same period of time. In conclusion the net value to pay amounts approximately to $3,900 million. The date to deduce these resources is still pending.

In the Management' s opinion, there are high possibilities to revert this sentence, therefore there is a remote risk for the Company to be obligated to pay .

1900 MHz band frecuency for Mobile Telephony:

Telefónica Móvil, in a bidding process carried out on Thursday July 18, 2002, it presented the winning offer for two (20 Mhz) of the three bands of mobile spectrum that are being auctioned in the 1900MHz band frequency. These licenses are of 10MHz each and have nationwide coverage. The total cost that the Company will pay for these licenses is UF544,521 (approximately US$12.8 million).

Worldcom situation in USA:

As of July 21, 2002, Worldcom in USA informed that it has registered a petition of reorganization under the rules of the chapter XI of the Code of Bankrupcy in USA. Therefore, as of June 30, 2002,Telefónica CTC Chile through its subsidiary Telefónica Mundo 188, maintains values receivables for settlement rates and private services of an amount of M$ 6,639,620, which are classified as trade receivables and maintains for the same concept values to pay of M$ 4.599.278 registered in current liabilities in accounts payable.

The management will initiate legal actions to guarantee in front of the court the amount involved.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

12. Recently Issued Accounting Pronouncements:

On July 20, 2001, the Financial Accounting Standards Board issued Statements No. 141, "Business Combinations" ("SFAS No. 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Poolings initiated prior June 30, 2001 are grandfathered. SFAS No. 142 replaces the requirements to amortize intangible assets with indefinite lives and goodwill with a requirement for an impairment test. SFAS No. 142 also requires an evaluation of intangible assets and their useful lives and a transitional impairment test for goodwill and certain intangible assets. After transition, the impairment tests are to be performed annually. The Company is required to adopt SFAS No. 142 on January 1, 2002. Notwithstanding any future transactions, the adoption of SFAS Nos. 141 and 142 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company other than described above.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions than were included under the previous standards. For the Company and other calendar-year companies, SFAS No. 144 is effective beginning January 1, 2002. The Company does not expect the adoption of SFAS 144 to have a material impact on its results of operations, financial position or cash flows.

Management's Discussion and Analysis of Unaudited Consolidated Financial Statements

This management's discussion and analysis of unaudited consolidated financial statements contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this document are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

The translations of Chilean peso amounts into U.S. dollar amounts are included solely for the convenience of readers in the United States of America and have been made at the rate of Ch$ 688.05 to US$1.00, the rate of exchange reported by the Central Bank of Chile for June 30, 2002. Such translations should not be construed as representations that the Chilean peso amounts could be converted into U.S. dollars at the above rate or any other rate.

1. General

Following is a description of the most relevant issues and developments concerning the Company in the first-half of year 2002. Many items described below are related to previously disclosed events. Accordingly, Telefónica CTC Chile's management strongly recommends that you review its prior reports on Form 6-K and our Annual Report on Form 20-F dated June 24, 2002.

Tariff Decree. The new Tariff Decree implemented in September 1999 with retroactive effect as of May 5, 1999, established the maximum rates that Telefónica CTC Chile could charge for local telephone and interconnected services for a period of five years.

The main regulated services are: Telephone Line Service (formerly a Fixed Charge); Measured Local Service (per-minute charge); Local Tranche; Access Charges; Pay-phone Communications and Unbundled Network Services.

The new rates led to a reduction of more than 26% in regulated revenue per line, which resulted in lower annual revenues of roughly US$236 million for the Company.

The telephone line service (fixed monthly fee) and the variable charge (measured local service "MLS") are the only tariffs of Telefónica CTC Chile to which an annual price cap adjustment is and will be applied every May until May 2003. According to this, on May 5, 2000, both the telephone line service and the variable charge were adjusted by a 0.9892 factor, in addition to the regular monthly tariff indexation. On May 5, 2001 the adjustment factor applied was 0.9786 and on May 5, 2002 this adjustment was 0.9681. On May 5, 2003 the last adjustment factor of 0.9576 will apply. These adjustments result in a 1.1% annual reduction of such rates.

Request for De-regulation of Local Rates. On January 18, 2001, the Company presented a petition before the Antitrust Commission for de-regulation of local telephony rates to the public, requesting that the Antitrust Commission reassess the competitive conditions of the Chilean telecommunications market and the removal of maximum tariffs set for local service to the public, allowing for greater flexibility for product and service marketing according to customers' requirements. This petition is based on the competitive conditions currently prevailing in the market. On January 31, 2001, the Antitrust Commission agreed to review the Company's request.

On July 11, 2001, the Antitrust Commission rejected the Company's petition to deregulate rates in a ruling stating that the current market conditions do not yet justify such deregulation in all the country.

However, the Antitrust Commission charged the Fiscalía Nacional Económica (National Economic Supervisor) to monitor the evolution of the telecommunications market in order to detect changes that would justify the deregulation of local telephone rates for some services in certain geographical areas.

Additionally, the Antitrust Commission ruled that the Company may require from the Undersecretary of Telecommunications administrative actions to supplement the Decree Num. 187 to allow for differentiated rates according to volume, based on costs within each tariff area.

Based on this possibility, in the second half of 2001, the Company presented to the Undersecretary of Telecommunications a proposal for alternative tariff plans for different customer categories. In this regard, on May 24, 2002, Telefónica CTC Chile was notified by the Undersecretary of Telecommunications that a new service was approved allowing the Company to extend the prepaid mode to fixed telephony residential customers in lower income segments and who did not necessarily have non-payment problems. Additionally, two other tariff plans were approved through publication of the corresponding Decree on August 24, 2002. These are plans with flat fee tariff structures for high usage residential and corporate customers.

In the near future, Telefónica CTC Chile will submit information to the National Economic Supervisor to support tariff deregulation in certain geographic areas.

Request for Access Charges Review. On March 30, 2001, the Company presented a request before the Antitrust Commission requesting a review of the local company access charge system. The Company asks for local company access charges to be set through a technical study that would treat all competitors equally. The request was based on:

- The competitive distorsions caused by asymmetries between local company access charges prevailing in the market
- The fact that to the date of the petition, only Telefónica CTC Chile, Telefónica del Sur and Telefónica Coyhaique had access charges set by a tariff decree

On April 3, 2001, the Antitrust Commission dismissed the petition stating that the Company's request was not a matter of its jurisdiction. On April 10, 2001, the Company presented the same petition before the Undersecretary of Telecommunications which has not yet made any announcement with regards thereto.

Despite the fact that the relevant Ministers have publicly declared that they are in favor of simultaneously setting symmetrical access charges, in June of 2002 access charge rates were set for VTR Global Com S.A. while access charge rates for Telesat S.A. and CMET SACI are currently being set.

Request to Modify Tariff Decree N° 187 of 1999. On October 31, 2001, Telefónica CTC Chile filed a request with the Ministries of Transportation and Telecommunications and of Economy, in order to correct certain errors incurred in Decree No. 187 enacted in May 1999.

The errors indicated in the request refer to: (i) an arithmetic error in the calculation of the fixed charge for telephone line service; (ii) illegal application of the depreciation methodology; (iii) failure to consider the cost of telephone directories; (iv) reduced investments due to the efficient location of central switching infrastructure; (v) application of the local delinquency rate for the Calling Party Pays system; and (vi) the failure to adjust access charges and Local Tranche Rates on average costs.

On November 16, 2001, the Ministers requested that the Office of the Comptroller General of the Republic decide first as to the appropriateness – provided the arguments of the concession holder are proven – of rectifying Tariff Decree No. 187 according to future technical–economic and legal assessments. They also requested a list of the administrative acts that should be enacted for those purposes.

The response from the Office of the Comptroller, dated December 10, 2001, stated that the Ministries have the power and the duty to rectify Tariff Decree No.187 provided the following conditions: (i) there are legal flaws or erroneous assumptions; (ii) the flaws or irregularities in question are so transcendent or relevant that they require the Decree to be voided or rectified; (iii) these flaws or irregularities are proven so that there is no doubt as to their existence; (iv) the eventual rectification of the Decree does not affect the rights that have been unequivocally incorporated previously and in good faith to the equity of third parties; and (v) such rectification would have to be made through a decree subject to approval.

On January 29, 2002, the Ministries informed Telefónica CTC Chile of their decision not to rectify the Tariff Decree based on reasons related to timeliness and sound judgment reasons.

Lawsuit against the State of Chile. On March 12, 2002, Compañia de Telecomunicaciones de Chile S.A filed a civil lawsuit against the State of Chile, represented by the National Defense Counsel (Consejo de Defensa del Estado). The lawsuit, which was unanimously approved by the Board of Directors of the Company, is based on the fact that grave illegalities and errors in calculation, as well as errors in the application of economic concepts and criteria, were incurred in Tariff Decree 187, which sets the maximum tariffs that the Company may charge for local telephony and interconnection services for the period between May 1999 and May 2004. To date, these errors have not been denied nor corrected by the corresponding authorities, and will cause Telefónica CTC Chile damages of Ch$181,038,411,056 (approximately US$274 million nominal) over the life of the Decree. The lawsuit filed by the Company seeks only to recover the economic damages that have already been inflicted and that will be inflicted by the application of Tariff Decree 187 until May 2004.

The errors that the Company refers to in the lawsuit are in relation with the following issues: (i) an arithmetic error in the calculation of the fixed charge for telephone line service; (ii) illegal application of the depreciation methodology; (iii) failure to consider the cost of telephone directories; (iv) reduced investments due to the efficient location of central switching infrastructure; and (v) application of the local delinquency rate for the Calling Party Pays system.

Telefónica Móvil was assigned 20 MHz in the 1900 MHz frequency. On January 27, 2001, the Undersecretary of Telecommunications published the technical rules that establish that 3 blocks of 10 MHz will be granted in the 1900 MHz band. On June 29, 2001, four projects were presented for the assigning of three bands of 10 Mhz each in the 1900 Mhz frequency. The first three projects (Telefónica Móvil, Smartcom PCS and Bellsouth) were technically tied but the Undersecretary of Telecommunications excluded Smartcom PCS from the process due to defects of form. Once it was defined which were the approved projects, the Ministry of Transportation and Telecommunications called for an auction that was originally set for October 19, 2001. However, Smartcom PCS appealed to the General Controller of the Republic, although after a long process which lasted to June 2002, Smartcom PCS was excluded.

Finally, the bidding process was held on July 18, 2002. In this auction, Telefónica Móvil presented the best bid for two of the three nationwide bands of the mobile spectrum of 10 MHz each in the 1900 MHz frecuency (PCS). By July 30, 2002, the Ministry of Telecommunications assigned the licenses. The concession will be definite only after the official publication of the corresponding concession decree, which first must be approved by the General Controller of the Republic. Once the concession is officially published, the Company must initiate its service throughout the country within a period of six months. The Company plans to use the additional bandwidth to deploy GSM technology, as it believes that this technology presents the best opportunity for development in the future. Telefónica Móvil will pay UF544,521 (approx. US$12.9 million as of June 30, 2002) for the two licenses. The investment associated to this project is of approximately US$150 million in the period 2002-2004.

Financial Highlights. During the first half of 2002, the Company reduced its interest bearing debt by 20.8% to US$1,837 million as compared to the first half of 2001. The payments made during the first half of 2002 correspond to debt amortization amounting to US$35 million, and debt prepayments for a total amount of US$85 million. The breakdown of debt amortized during the first half of 2002 is: US$16 million of local bond issues, US$6 million of local loans and US$13 million of loans denominated in US dollars. The prepayments in the first half of 2002 are summarized as follows: local currency denominated debt equivalent to US$50 million, US$15 million of US dollar denominated loans, and US$20 million in re-purchases of the Company's Eurobond issue.

Dividends. On January 10, 2002, Telefónica CTC Chile's Board of Directors approved to cancel the third interim dividend payment of 2001, to be paid in February 2002 due to the accumulated loss in third quarter of 2001.

On April 5, 2002, Telefónica CTC Chile held its Annual Ordinary Shareholders Meeting at which the Company announced its dividend policy for 2002. The dividend policy for 2002 contemplates to distribute, at least, 30% (same percentage as the minimum required by law) of the Company's net income for 2002 - in accordance with Chilean GAAP -, by paying a single dividend in May 2003, which will be proposed to the corresponding ordinary shareholder's meeting.

Additionally, the shareholders approved the payment of a final dividend, which represents 30% of the Company's net income for fiscal year 2001 and was paid in May 2002. Considering the amount of shares fully subscribed and paid as of December 31, 2001, this final dividend amounted to Ch$1,233,497,420, which meant Ch$1.28871 per share or approximately 0.7 cents of US$ per ADR. This figure is based on a ratio of 4 Series A common shares per ADR. Given that the Company did not have taxable income as of December 2001, withholding tax for this dividend was 0%.

Extraordinary Shareholders Meeting. On April 5, 2002, Telefónica CTC Chile held an Extraordinary Shareholders Meeting in which a modified text of the Company's By-laws was approved, updating the existing By-Laws (text dated 1982) in accordance with the Chilean legal framework and market regulations.

The main modifications to the By-laws included:

- Limit the validity of the indicator of Adjusted Accounting Assets ("Activo Contable Depurado");
- Eliminate references to the State of Chile as a shareholder;
- Incorporate brand names of the Company;
- Update the figure of the Company's capital as of December 2001; and
- Incorporate article in reference to the designation of a Directors Committee.

Collective Bargaining Process. In June 2002, Telefónica CTC Chile carried out a collective bargaining process to renew the collective labor contracts in effect from June 1998 to June 2002. The 1st of July of 2002 a group of 3,445 employees went on strike for a period of 28 days. Finally, on July 29, 2002 the unions ended the strike by invoking Article 369 of the Chilean Labor Law, which allows the employees to freeze the conditions of the previous labor contracts for a period of 18 months.

The main issues of the negotiation have related to:

- Adjustments of severance indemnities to market conditions;
- Application of differentiated salary readjustments on a case-by-case basis, compared to market conditions;
- Application of variable annual bonus payments based on results; and
- Simplification and modernization of the existing labor contracts

2. Income Statement

Operating Income

During the first six months of 2002, operating revenues totaled Ch$420,330 million (US$610.9 million), showing a decrease of 4.6% as compared to the first six months of 2001. Revenues from the fixed telephony business, which accounted for 43.2% of the Company's operating revenues during the first six months of 2002, decreased 11.3% as compared to the first six months of 2001. Revenues from long distance service, which accounted for 8.6% of the Company's revenues during the first six months of 2002, decreased 4.5% as compared to the first six months of 2001. Revenues from mobile communications service, which accounted for 23.0% of the Company's revenues during the first six months of 2002, increased 9.2% as compared to the first six months of 2001. Revenues from corporate communications services, which accounted for 9.2% of the Company's revenues during the first six months of 2002, increased 19.6% as compared to the first six months of 2001. Revenues from information systems services (Sonda), which accounted for 10.1% of the Company's revenues during the first six months of 2002, decreased 19.8% as compared to the first six months of 2001. Revenues from other businesses, which accounted for 5.9% of the Company's revenues during the first six months of 2002, increased 2.4% as compared to the first six months of 2001.

Operating costs and expenses totaled Ch$360,449 million (US$523.9 million) during the first six months of 2002, showing a decrease of 10.9% as compared to the first six months of 2001.

Operating income during the first six months of 2002 reached Ch$59,881 million (US$87.0 million), increasing by 66.4% as compared to the Ch$35,979 million (US$52.3 million) recorded during the first six months of 2001.

Operating margin increased from 8.2% during the first six months of 2001 to 14.2% during the first six months of 2002, while EBITDA margin(1) increased from 36.7% during the first six months of 2001 to 45.3% during the first six months of 2002.

The Company connected 165,515 new lines during the first six months of 2002, a decrease of 13.2% in line connections compared to the first six months of 2001. Lines in service as of June 30, 2002, totaled 2,760,252, representing an increase of 0.6% as compared to the number of lines in service as of June 30, 2001. The Company increased the number of lines per employee (excluding the employees of subsidiaries, none of which are involved in Telefónica CTC Chile's local telephone service operations) from 841 as of June 30, 2001, to 854 as of June 30, 2002.

[1] EBITDA margin = (Operating income + Depreciation) / Operating Revenues

OPERATING REVENUES
(Ch$ million)

	Six month period ended June 30,		*Variation 2002/2001*	
	2001	**2002**	**(Ch$ million)**	**%**
FIXED TELEPHONY	**204,826**	**181,695**	**(23,131)**	**-11.3%**
Primary Service (1)	**171,025**	**158,449**	**(12,576)**	**-7.4%**
Fixed monthly charge (5)	81,251	77,128	(4,123)	-5.1%
Variable charge (2) (5)	81,842	73,557	(8,285)	-10.1%
Access charges (3)	6,708	6,188	(520)	-7.8%
Domestic long distance (5)	4,502	4,460	(42)	-0.9%
International long distance (5)	2,206	1,728	(478)	-21.7%
Other services to carriers (5)	1,224	1,576	352	28.8%
Installations & connections (5)	**6,310**	**6,986**	**676**	**10.7%**
Value-added services	**6,563**	**6,826**	**263**	**4.0%**
Terminal equipment marketing (4)	**2,613**	**2,205**	**(418)**	**-15.9%**
Directory advertising	**12,129**	**1,111**	**(11,018)**	**-90.8%**
Dedicated lines	**1,445**	**1,194**	**(251)**	**-17.4%**
Other revenues	**4,730**	**4,924**	**194**	**4.1%**
LONG DISTANCE	**37,764**	**36,077**	**(1,687)**	**-4.5%**
Domestic long distance	16,961	16,138	(823)	-4.9%
International long distance	14,691	13,894	(797)	-5.4%
Rental of long distance network	6,112	6,045	(67)	-1.1%
MOBILE COMMUNICATIONS	**88,389**	**96,494**	**8,105**	**9.2%**
Outgoing traffic, equipment sales and other revenues	50,332	55,996	5,664	11.3%
Interconnection from Calling Party Pays (5)	38,057	40,498	2,441	6.4%
CORPORATE CUSTOMER COMMUNICATIONS	**32,432**	**38,777**	**6,345**	**19.6%**
Equipment and complementary services	12,488	15,733	3,245	26.0%
Data services	6,399	8,132	1,733	27.1%
Dedicated links and others	13,545	14,912	1,367	10.1%
INFORMATION SYSTEMS SERVICES (SONDA)	**53,622**	**43,022**	**(10,600)**	**-19.8%**
OTHER BUSINESSES	**23,687**	**24,265**	**578**	**2.4%**
Public telephones and equipment marketing (5)	21,552	19,546	(2,006)	9.3%
Other operating revenues	2,135	4,719	2,584	121.0%
TOTAL OPERATING REVENUES	**440,720**	**420,330**	**(20,390)**	**-4.6%**

(1) Primary service comprises all regulated communications within a primary area, including local telephone service, long distance access charges, and other services provided to long distance carriers.
(2) Formerly referred to as per minute charge.
(3) Consolidated access charge revenues do not include access charges from 188 Telefónica Mundo and Globus S.A. ("Globus").
(4) Includes revenues from the sale of standard and advanced extensions, facsimile equipment and accessories, supplementary and other items and services provided to residential customers.
(5) Tariff-regulated service.

Fixed Telephony Services

Fixed telephony revenues decreased 11.3% to Ch$181,695 million (US$264.1 million) as compared to the first six months of 2001. Fixed telephony revenues include revenues from primary service, installations and connections, value-added services, terminal equipment marketing, directory advertising, dedicated lines and other revenues related to fixed lines.

Primary Service revenues decreased 7.4% to Ch$158,449 million (US$230.3 million) during the first six months of 2002 as compared to the first six months of 2001, representing 87.2% of all revenues from fixed telephony services. Primary Service revenues include revenues from the fixed monthly charge, variable charge, access charges and other services provided to long distance carriers.

Revenues from the fixed monthly charge decreased by 5.1% to Ch$77,128 million (US$112.1 million) during the first six months of 2002 as compared to the first six months of 2001. The 1.0% increase in the average number of lines in service in the first six months of 2002 as compared to the first six months of 2001 was offset by the 1% additional tariff reduction applied in May 2001 and May 2002 pursuant to the Tariff Decree N°187, as well as by increased sales of new flat fee products.

Revenues from the variable charge decreased by 10.1% to Ch$73,557 million (US$106.9 million) during the first six months of 2002 as compared to the first six months of 2001, as a result of (i) a 3.1% decrease in traffic per line, (ii) the increased proportion of traffic from local tranche (internet calls and fixed portion of calls to mobile telephones) which is charged at lower rates than regular calls and (iii) the 1% additional tariff reductions applied in May 2002 pursuant to the Tariff Decree N°187.

Access charge revenues decreased by 7.8% to Ch$6,188 million (US$9.0 million) in the first six months of 2002, as compared to the first six months of 2001, due to decreased domestic long distance ("DLD") market traffic and international long distance ("ILD") market traffic.

Revenues from ***installations and connections***, which represented 3.8% of revenues from fixed telephony services during the first six months of 2002, increased by 10.7% to Ch$6,986 million (US$10.2 million) as compared to the first six months of 2001, principally due to higher revenues from interior installations and connections to the public network revenues.

Value-added services, which represented 3.8% of revenues from fixed telephony services at the first six months of 2002, increased 4.0% as compared to the first six months of 2001, and amounted to Ch$6,826 million (US$9.9 million). Value-added services include services such as detailed billing, supplementary services, voice mail, direct-dialing, consolidated phone numbers, 700-numbers (toll calls), 800-numbers, call waiting and call transfer, among others.

Revenues from ***terminal equipment marketing***, which accounted for 1.2% of revenues from fixed telephony services during the first six months of 2002, decreased by 15.9%, as compared to the first six months of 2001, to Ch$2,205 million (US$3.2 million). These revenues include the sale of telecommunications equipment through Telefónica CTC Chile, such as telephones, facsimiles, multilines and private central switches, among others.

Revenues from ***directory advertising***, accounted for 0.6% of revenues from fixed telephony services at the first six months of 2002, amounting Ch$1,111 million (US$1,6 million) in the first six months of 2002, as compared to Ch$12,129 million (US$17.6 million) obtained at the first six months of 2001. These revenues decreased 90.8% as compared to the first six months of 2001, as a consequence of the new agreement with Publiguías effective since the third quarter 2001, as well as the seasonal recognition in the second quarter 2001 of the revenues from the distribution of the Yellow Pages directory in the Metropolitan Region. According to the new agreement, Telefonica CTC Chile receives a percentage of the revenues generated by Publiguías through its sales of advertising in the Yellow and White Pages Directories, in exchange for the provision of billing and collection services for these sales.

Dedicated lines and other revenues, which accounted for 3.4% of revenues from fixed telephony in the first six months of 2002, decreased by 0.9% as compared to the first six months of 2001, to Ch$6,118 million (Ch$8.9 million). Other revenues included revenues from flat fee lines for Internet access, broad band capacity for residential customers and other interconnections services.

Long Distance Services

188 Telefónica Mundo, a 99.2% owned subsidiary of Telefónica CTC Chile, and Globus, a 99.99% owned subsidiary of Telefónica CTC Chile, hold concession rights to provide domestic and international long distance services throughout Chile.

Long distance revenues include revenues from domestic and international long distance multicarrier traffic as well as revenues from the rental of 188 Telefónica Mundo's long distance network to other telecom operators.

Total long distance revenues, which accounted for 8.5% of total operating revenues in the first six months of 2002, decreased by 4.5% as compared to the first six months of 2001, to Ch$36,077 million (US$54.4 million). This decrease was mainly due to: (i) lower revenues from domestic long distance services ("DLD") due to the 7.7% decrease in DLD traffic carried by 188 Telefónica Mundo and Globus in the first six months of 2002 as compared to the first six months of 2001, mainly as a result of the slow economic recovery and the substitution effect of mobile, and (ii) lower revenues from international long distance services ("ILD") as a consequence of a lower average price per minute caused by higher competition, despite the 2.8% increase in outgoing ILD traffic in the first six months of 2002, as compared to the first six months of 2001.

Mobile Communication Services

Mobile communications services include revenues from outgoing cellular traffic, revenues from interconnection from Calling Party Pays, as well as revenues from mobile equipment sales.

Total revenues from mobile communications, which accounted for 23.0% of total operating revenues in the first six months of 2002, increased by 9.2% as compared to the first six months of 2001, to Ch$96,494 million (US$140.2 million). This increase is mainly a result of a 26.2% increase in average cellular subscribers, partially offset by a decrease in the average monthly revenue per user ("ARPU"), due to an increase in the proportion of prepaid customers in Telefónica Móvil's subscriber base. Prepaid customers represented 75.2% of total average cellular subscribers in the first six months of 2002, as compared to 72.3% in the first six months of 2001. As of June 30, 2002, Telefónica Móvil had 1,710,326 customers.

Corporate Customer Communications

Corporate customer communications include revenues from (i) telecommunications equipment and complementary services, which refers to voice equipments (fax, PABX, etc.) and some complementary telephone services, such as 600, 700 and 800 numbers (ii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iii) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, ISP Empresas revenues and consulting services to corporate customers.

Revenues from corporate customer communications increased by 19.6% to Ch$38,777 million (US$56.4 million) in the first six months of 2002 as compared to the first six months of 2001. This increase was mainly due to: (i) increased revenues related to complementary telephone services and advanced equipment sales and rental, which grew 26.0%, (ii) a 27.1% increase in data services mainly due to increased revenues related to broadband and IP network (Intranet, Extranet services). Furthermore, Frame Relay and ATM data links grew at rates of 4.7% and 38.8%, respectively in the first six months of 2002 as compared to the first six months of 2001 and (iii) increased revenues for dedicated links and others which grew 10.1% mainly due to the development of new value added services such as housing and hosting. The contribution of corporate customer communications revenues to total operating revenues increased from 7.4% in the first six months of 2001 to 9.2% in the first six months of 2002.

Information Systems (Sonda)

Revenues from information systems services decreased 19.8% as compared to the first six months of 2001, amounting to Ch$43,022 million (US$62.5 million) in the first six months of 2002, mainly as a result of lower revenues from Sonda's foreign subsidiaries. Sonda S.A. is the company's 60% owned information systems subsidiary.

Other Businesses

Revenues from other businesses increased 2.4%, as compared to the first six months of 2001, to Ch$24,265 million (US$35.3 million).

Public telephone revenues decreased 9.3% to Ch$19,546 million (US$28.4 million) as compared to the first six months of 2001, mainly as a result of lower average revenue per public telephone due to traffic substitution from mobile calls and the increase in prepayment cards consumption. These revenues include revenues for traffic of public telephones and the sale and maintenance of telecommunications equipment through the subsidiary CTC-Equipos, such as telephones, facsimiles, multilines and private central switches, among others.

Other operating revenues increased by 121.0% in the first six months of 2002, as compared to the same period of previous year, principally due to the development of new services such us security monitor services (Telemergencia), These revenues also include revenues from the subsidiaries T-Gestiona and Istel.

STATEMENT OF INCOME
For Six-Month Period Ended June 30, 2002 And June 30, 2001
(Ch$ million)

	Six month period ended June 30,		*Variation 2002/2001*	
	2001	**2002**	**(Ch$ million)**	**%**
TOTAL OPERATING REVENUES	**440,720**	**420,330**	**-20,390**	**-4.6%**
OPERATING COSTS AND EXPENSES				
Operating salaries and related costs	47,668	44,655	-3,013	-6.3%
Depreciation	125,818	130,445	4,627	3.7%
Cost of long distance and interconnection	22,334	28,888	6,554	29.3%
Provision for doubtful accounts	11,638	10,089	-1,549	-13.3%
Cost of telecommunications equipment sold	35,389	18,298	-17,091	-48.3%
Cost of systems development	11,340	10,670	-670	-5.9%
Third-party contracts	28,574	21,576	-6,998	-24.5%
Various rental costs	5,658	8,935	3,277	57.9%
Materials	2,336	3,269	933	39.9%
Other operating costs	48,304	17,342	-30,962	-64.1%
Administrative and selling costs	65,682	66,272	590	0.9%
Total operating costs and expenses	**404,741**	**360,449**	**-44,292**	**-10.9%**
Operating Income	**35,979**	**59,881**	**23,902**	**66.4%**
OTHER INCOME (EXPENSES)				
Interest income	7,529	6,689	-840	-11.2%
Interest expense, net of capitalized interest	-48,911	-33,180	15,731	-32.2%
Monetary correction	-318	-12,614	-12,296	n.a.
Other, net	-1,289	328	1,617	-125.4%
Total other expenses, net	**-42,989**	**-38,777**	**4,212**	**-9.8%**
Income (loss) before income tax	**-7,010**	**21,104**	**28,114**	**-401.1%**
Income tax	-3,616	-10,124	-6,508	180.0%
Minority interest	-2,404	-597	1,807	-75.2%
Net income (loss)	**-13,030**	**10,383**	23,413	-179.7%

Operating Costs and Expenses

Operating costs and expenses decreased by 10.9% to Ch$360,449 million (US$523.9 million) during the first six months of 2002 as compared to the first six months of 2001.

Operating salaries and related costs, which represented 12.4% of total operating costs and expenses during the first six months of 2002, decreased 6.3% as compared to the first six months of 2001, to Ch$44,655 million (US$64.9 million), principally due to cost savings related to the personnel reduction process which occurred in June 2001.

Depreciation and amortization, which accounted for 36.2% of total operating costs and expenses during the first six months of 2002, grew by 3.7%, as compared to the first six months of 2001, to Ch$130,445 million (US$189.6 million). This increase resulted from an increase in depreciable assets due to the completion of projects mainly in the mobile business.

Costs of long-distance service and interconnections which accounted for 8.0% of total operating costs and expenses during the first six months of 2002, increased by 29.3%, as compared to the first six months of 2001, to Ch$28,888 million (US$42.0 million), mainly explained by higher interconnection costs associated to the mobile business, partially offset by lower interconnection costs in the long distance business.

Costs related to ***uncollectables estimates*** (Provision for doubtful accounts) which accounted for 2.8% of total operating costs and expenses during the first six months of 2002, decreased by 13.3%, as compared to the first six months of 2001, to Ch$10,089 million (US$14.7 million), due to the current conservative collection policy for bad debt accounts in all business areas and lower provision for doubtful accounts in the mobile business.

Costs of telecommunications equipment sold, which accounted for 5.1% of total operating costs and expenses during the first six months of 2002, decreased 48.3% to Ch$18,298 million (US$26.6 million) as compared to the first six months of 2001, mainly attributable to lower costs in mobile equipment sales in the first six months of 2002 as compared to the first six months of 2001. Beginning January 1, 2000, the Company adopted SAB 101, thereby recording losses incurred by the Company on the sale of cellular phone handsets at the time of sale. This differs from the Company's previous revenue recognition policy related to mobile phones in that prior to the adoption of SAB 101 such losses were deferred over a period of up to 24 months.

Cost of system development, which accounted for 3.0% of total operating costs and expenses during the first six months of 2002, decreased by 5.9%, as compared to the first six months of 2001, to Ch$10,670 million (US$15.5 million), mainly attributable to decreased expenses of Sonda's projects abroad.

Third-party contracts, which accounted for 6.0% of total operating costs and expenses during the first six months of 2002, decreased by 24.5%, as compared to the first six months of 2001, to Ch$21,576 million (US$31.4 million) associated to the cost control plan implemented by the Company.

Other operating costs, which accounted for 8.1% of total operating costs and expenses during the first six months of 2002, decreased from Ch$48,304 million (US$70.2 million) in the first six months of 2001 to Ch$17,342 million (US$25.2 million) in the first six months of 2002. This decrease is mainly explained by the recognition in the first six months of 2001 of an Ch$18,608 million (US$27.0 million) extraordinary charge in connection with the workforce reduction plan implemented in June 2001.

Administrative and selling expenses, which accounted for 18.4% of total operating costs and expenses in the first six months of 2002, slightly increased by 0.9%, as compared to the first six months of 2001, to Ch$66,272 million (US$96.3 million) mainly due to higher expenses in information system services with third parties. This was offset by lower advertising and promotion expenses, lower sales commissions and lower collection expenses.

Operating income increased by 66.4% to Ch$59,881 million (US$87.0 million) during the first six months of 2002 as compared to the to the first six months of 2001, due to a 4.6% decrease in operating revenues and a 10.9% decrease in operating expenses in the first six months of 2002 as compared to the first six months of 2001.

Other Income (Expenses)

Interest income decreased by 11.2% to Ch$6,689 million (US$9.7 million) in the first six months of 2002 as compared the first six months of 2001, as a result of lower available funds which were used to decrease the Company's interest-bearing debt, as well as lower domestic and international market interest rates.

Interest expense, net of capitalized interest, shows an decrease of 32.2% to Ch$33,180 million (US$48.2 million) in the first six months of 2002 as compared to the first six months of 2001, as a result of a 20.8% reduction in average interest-bearing debt in the first six months of 2002 as compared to the first six months of 2001, as well as the improvement in certain financial conditions of some outstanding loans and the fall in market interest rates.

The monetary correction produced a loss in the amount of Ch$12,614 million (US$18.3 million) during the first six months of 2002, compared to a loss of Ch$318 million (US$0.5 million) in the first six months of 2001. The impact of the depreciation of the inflation-adjusted Chilean peso against the US dollar during the first six months of 2002 was minimized by the conservative hedging policy of foreign currency denominated interest bearing debt, taken by the Company. The loss in the first six months of 2002 was mainly explained by the cost of foreign exchange hedging instruments acquired during the period, the recognition of a loss associated to the devaluation of Sonda's investments in Argentina and Brazil and the recognition of a loss of Ch$8,900 million (US$ 12.09 million) in the first six months of 2002, as an adjustment related to the application of the SFAS 133 that requires all derivatives to be measured at fair value.

Other non-operating income/expenses for the first six months of 2002 totaled a gain of Ch$328 million (US$0.5 million), as compared to a loss of Ch$1,289 million (US$ 1.9 million) for the first six months of 2001.

Income Taxes

The Company recorded income tax expenses in the amount of Ch$10,124 million (US$14.7 million) in the first six months of 2002, compared to a tax expense of Ch$3,616 million (US$ 5.3 million) in the first six months of 2001.

As shown in Note 2(c) to the consolidated financial statements, the Company recorded deferred taxes in the amount of Ch$4,606 million (US$6.7 million) for the first six months of 2002, as compared to a deferred tax credit in the amount of Ch$1,883 million (US$2.7 million) during the first six months of 2001. Current tax expenses increased 0.3% during the first six months of 2002 as compared to the first six months of 2001, to Ch$5,518 million (US$8.0 million).

The corporate tax rate changed from 15% in 2001 to 16% since January 1, 2002

Net Income (Loss)

Net income in US GAAP amounted to Ch$10,383 million (US$15.1 million) in the first six months of 2002 as compared to a net loss of Ch$13,030 million (US$18.9 million) in the first six months of 2001.

Contribution by Type of Business

The contribution by segments of business to the consolidated net results of the Company in CHGAAP is noted below.

Basic telephone service, which includes Primary Service, interconnection and value-added services incurred a net loss of Ch$18,269 million (US$26.6 million) as compared to a net loss of Ch$23,159 million (US$33.7 million) in the first six months of 2001. The improvement over the same period of 2001 is mainly explained by a lower non operating loss, because of the recognition of extraordinary charges associated to the personnel reduction in June 30, 2001.

In the first six months of 2002, the long distance business contributed a net income of Ch$9,492 million (US$13.8 million) to total net results, compared to a net income of Ch$10,464 million (US$15.2 million) during the first six months of 2001. This variation is due to a decrease of 12.9% in the operating income and a better performance in non operating income.

The mobile communications business produced a net income of Ch$2,067 million (US$3.0 million) in the first six months of 2002, compared to a net loss of Ch$20,668 million (US$30.0 million) during the first six months of 2001. The improvement over the same period of 2001 is mainly explained by higher operating income because of the 7.5% increase in revenues and a 14.3% decrease in operating costs mainly as a result of lower mobile subscriber acquisition costs.

In the first six months of 2002, the corporate customer communications and data transmission business contributed a net income of Ch$8,771 million (US$12.7 million) to total net results, compared to a net income of Ch$5,450 million (US$7.9 million) during the first six months of 2001.

Net income for information systems (Sonda) decreased by 87.0%, as compared to the first six months of 2001, contributing Ch$444 million (US$0.6 million) to total net results during the first six months of 2002.

Other businesses recorded losses of Ch$1,169 million (US$1.7 million) in the first six months of 2002. Other businesses include subsidiaries such as CTC Equipos, TGestiona, Istel and others.

The total contribution of all segments of business to the consolidated net results in CHGAAP amounted to a net profit of Ch$1,336 million (US$1.9 million) in the first six months of 2002. To convert this figure into USGAAP total adjustments of Ch$9,047 million (US$13.1 million) were included, totaling a net income of Ch$10,383 million (US$15.1 million) in the first six months of 2002. In the first six months of 2001, the total contribution of business segments to the consolidated net results in CHGAAP amounted to a net loss of Ch$25,030 million (US$36.4 million). To convert this figure into USGAAP total adjustments of Ch$12,000 million (US$17.4 million) were included, totaling a net loss of Ch$13,030 million (US$18.9 million) in the first six months of 2001.

4. Variation in Net Fixed Assets

There were 2,760,252 lines in service as of June 30, 2002, which represents a 0.6% increase over the 2,743,126 lines in service as of June 30, 2001. During the first six months of 2002, 165,515 new lines were connected, as compared to 190,655 new lines connected during the first six months of 2001. During the first six months of 2002, the average number of lines in service increased by 1.0%, as compared to the first six months of 2001. Total property, plant and equipment, net of accumulated depreciation, decreased by 6.5% from June 30, 2001 to June 30, 2002.

5. Financial Ratios

The following table sets forth financial indicators for the periods shown:

	As of or for the six month period ended June 30,	
	2001	2002
Liquidity Ratios		
Current Assets to Current Liabilities	1.47	1.33
Acid Test	0.40	0.40
Leverage Ratios		
Total Liabilities to Equity	1.76	1.57
Long-term Liabilities/Total Liabilities	0.75	0.73
Profitability Ratios		
Operating Margin (%)	8.2%	14.2%
Operating Income/Net Fixed Assets (%)	1.7%	3.1%
Return on Equity (%)	-1.2%	0.9%
Net Income per Weighted Aver. Shares Outstanding		
In Chilean pesos	-13.61	10.85
In US$	-0.02	0.02
Net Income per ADS (*)(US$)	-0.08	0.06

(*) 1 ADS represents 4 Series A common shares.

6. Lines in Service Information

	As of or for the six-month period ended June 30,	
	2001	2002
Average number during the period	2,734,712	2,752,418
Number at the end of the period	2,743,126	2,760,252

7. Taxation of Dividends Paid to Foreign Holders

Cash dividends paid by the Company with respect to the Series A Common Stock held by Foreign Holders will be subject to a Chilean withholding tax at a rate of 35% (the "Additional Tax"), which is withheld and paid by the Company. A credit against the withholding tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed (the "First Category Tax"). Full applicability of the First Category Tax credit at the 16% rate results in an effective dividend withholding tax rate of 22.6%. Consequently, the withholding tax rate with respect to dividends fluctuates between 22.6% and 35%, depending on whether or not the Company is subject to the First Category Tax.

Since 1994, when the Chilean Internal Revenue Service authorized the Company to record accelerated depreciation of its fixed assets for tax purposes, taxable income generally has been negative or less than the dividends distributed to its shareholders. Consequently, no First Category Tax credit has been available generally, resulting in the application of the maximum 35% withholding tax rate for most of the period since 1994.

When the First Category Tax credit is available, it does not reduce the withholding tax on a one-for-one basis because it also increases the base on which the withholding tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for First Category tax paid by the Company is reduced proportionately. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a Foreign Holder, assuming a withholding tax rate of 35%, an effective First Category Tax at the maximum rate of 16%, and a distribution of 100% of the Company's net income that is distributable after payment of the First Category Tax.

Company taxable income		100
First Category Tax (15% of Ch$ 100)		(16)
Net distributable income		84
Dividend distributed by the Company	84	
Additional Tax		
(35% of the Ch$100 Company taxable income)		(35)
Credit for First Category Tax		16
Net Additional Tax withheld		(19)
Net dividend received	65	
Effective dividend withholding tax rate	20/85	22.6%

The foregoing tax consequences apply to cash dividends paid by the Company to the Depositary as representative of the holders of ADRs. The Ruling provides that disbursements of such cash dividends by the Depositary to the holders of ADRs will not be subject to Chilean taxation. Dividend distributions made in property (other than Shares of Series A Common Stock) will be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

The distribution and exercise of preemptive rights relating to Series A Common Stock will not be subject to Chilean taxes. However, amounts received in exchange for the sale of preemptive rights will be subject to both the First Category Tax and the Additional Tax (the former being creditable against the latter).

On September 28, 2001, the Law N° 19,753 was published modifying the Income Tax Law, such that the corporate income tax rate increased to 16% for year 2002, 16.5% for year 2003 and 17% for 2004 and ahead.

Consequently, the effective withholding tax rate for dividend distribution purposes would be as follows:

Year 2001	20/85	= 23.5%
Year 2002	19/84	= 22.6%
Year 2003	18.5/83.5	= 22.2%
From Year 2004	18/83	= 21.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.



By: ______________________

Julio Covarrubias F.

Chief Financial Officer

September 9, 2002